 Exhibit 99.1

Focused.
Experienced.
Growing.

Denison Mines
2017 ANNUAL REPORT

ANNUAL REPORT

FOR THE YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS	2

MANAGEMENT'S DISCUSSION AND ANALYSIS	3

PERFORMANCE HIGHLIGHTS	3

ABOUT DENISON	4

URANIUM INDUSTRY OVERVIEW	5

RESULTS OF CONTINUING OPERATIONS	7

DISCONTINUED OPERATIONS	21

OUTLOOK FOR 2018	27

ADDITIONAL INFORMATION	29

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	41

RESPONSIBILITY FOR FINANCIAL STATEMENTS	43

INDEPENDENT AUDITORS REPORT	44

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS	48

LETTER TO SHAREHOLDERS

March 21, 2018

Dear Shareholders,

Volatility defined the uranium market in 2017. While the spot price of uranium benefited from upward momentum on multiple occasions during the year, that momentum was not sustained long enough for a meaningful change to the low price environment that saw us reach a 12 year low in late 2016. Despite disappointing market trends, Denison managed to have another productive year, as we continued to focus on our strategy to position the Company for the future and a return to higher uranium prices.

Much of the work completed by our team in 2017 was in preparation for an updated resource estimate for the Wheeler River project, which was announced in early 2018, and other associated advancements needed for the planned completion of a Pre-Feasibility Study (“PFS”) in 2018. With an 88% increase in our estimated indicated resources at Wheeler River, the project is now estimated to host a total of over 132 million pounds of U3O8 in indicated resources from the high-grade Phoenix and Gryphon deposits. This solidifies Wheeler River’s rank as the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin, and sets the stage for the project to generate robust economic results in the upcoming PFS. Taken together with the work that has been carried out to advance the PFS over the last two years, we feel confident that the project has the potential to become the next producing uranium mine in the Athabasca Basin region. With a view to where Wheeler River might progress to over the next several years, we strengthened our balance sheet in early 2017 – raising gross proceeds of CAD$63.5M, with minimal dilution to our shareholders and providing the Company with the financial flexibility to advance Wheeler River towards a production decision as the project economics and market may permit. For 2018, our project development team has its sights set on delivering a positive PFS and the exploration team will continue to target the considerable discovery potential that exists in proximity to Gryphon and other prospective areas of the property.

From an industry perspective, we will be watching to see how the market digests (a) the significance of Cameco’s shut-down of the world’s largest and highest grade uranium mining operation (the McArthur River mine), and (b) the potential for further curtailments from other producers and/or an extended shutdown of McArthur River absent a significant increase in the long term uranium price. The fundamentals in our business remain largely unchanged – growing demand in nuclear energy globally is leading to growing demand for uranium, and significant uncovered requirements continue to build up amongst global nuclear utilities. According to industry experts, it is projected that there are approximately 1.2 billion pounds of U3O8 required to be contracted amongst utilities between 2018 and 2030. With primary sources of production under intense pressure at present, and few large scale development projects (outside of Wheeler River) being advanced, the risk that utility demands will not be met in the future continues to rise.

Looking ahead, the advancement of electric vehicle (“EV”) technology and the emergence of digital currencies and blockchain mining point to the fact that energy consumption around the world is poised to increase, and will require power grids to offer reliable, low-cost, and emission free energy. Our view is that nuclear energy is perfectly positioned to be that source of energy. With the current focus in commodities markets on battery metals, we must acknowledge that fact that these batteries require a source of energy to become energized. The battery in and of itself is not environmentally friendly – charging an EV with power from a gas or coal power plant does not solve the problem of crisis level air quality issues around the world. Relying on wind and solar power ignores the challenges of renewables to offer scale and reliable energy that is competitive without subsidies. Nuclear energy in its present form, or as it may develop in the future (including small modular reactors), is ready to meet the call for increased power demands, and Denison is readying itself to supply uranium to a growing global fleet of nuclear reactors.

The cycle in the uranium market is long and has previously been defined by large volumes of long-term contracts - providing nuclear utilities with security over supply a decade at a time. Timing is important in a market like this; as such, Denison is motivated to advance the Company’s asset base in order to take advantage of the uranium cycle. A bull market begins at the end of the bear market; we are optimistic that the recent curtailments in the industry can rebalance the market in the near term and turn the tide for the uranium mining industry.

As always, on behalf of the management team, thank you for your continued support and interest in Denison.

Best Regards,

(signed) “David Cates”
David Cates
President & CEO

MANAGEMENT'S DISCUSSION & ANALYSIS

This Management’s Discussion and Analysis (‘MD&A’) of Denison Mines Corp. and its subsidiary companies and joint arrangements (collectively, ‘Denison’ or the ‘Company’) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 8, 2018 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2017. The audited consolidated financial statements are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Additional information about Denison, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F is available through the Company’s filings with the securities regulatory authorities in Canada at www.sedar.com (‘SEDAR’) and the United States at www.sec.gov/edgar.shtml (‘EDGAR’).

PERFORMANCE HIGHLIGHTS

■
Completed a highly successful 2017 exploration and definition drilling program at Wheeler River

During 2017, Denison completed a total of 43,956 metres of drilling in 90 holes at Wheeler River, with work focused at or near the Gryphon deposit during the summer and the winter drilling programs. To reduce drilling meterage, 77 of the 90 holes were completed as subsurface ‘daughter’ holes which were drilled as off-cuts from surface ‘parent’ holes, and a directional drilling method was employed to ensure drilling accuracy. Highlights from the 2017 drilling program included:

Expansion of mineralization ahead of the updated Gryphon deposit mineral resource estimate

During 2017, Gryphon mineralization was expanded in numerous areas by infill and step-out drilling on an approximate 25 x 25 meter spacing, including: 1) expansion of high-grade mineralization within the D series lenses; 2) discovery and expansion of the E series lenses both at the unconformity and within the upper basement; and 3) expansion of the A and B series lenses both up-dip and down-dip.

Completion of the definition drilling program at the Gryphon Deposit

In the fourth quarter of 2017, the Company successfully completed the definition drilling program on the Gryphon deposit’s A, B and C series mineralized lenses, with the objective of increasing the confidence of the previously estimated mineral resources from an inferred to indicated level. The definition drilling program, which commenced in the summer of 2016, included a total of 42 infill and delineation drill holes to complete an approximate 25 x 25 metre drill spacing.

■
Completed an updated mineral resource estimate for Wheeler River’s Gryphon Deposit

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit, which included, above a cut-off grade of 0.2% U3O8, 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, plus 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for the Wheeler River project increased by 88% to 132.1 million pounds U3O8, which will be used to support the Pre-Feasibility Study (‘PFS’), initiated for the project in July 2016, and expected to be completed during 2018. Following the update, Wheeler River retained and improved its standing as the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin.

■
Discovered the high-grade, basement-hosted, Huskie Zone on the Waterbury Lake property

During the summer 2017 drilling program at Waterbury Lake, Denison discovered high-grade, basement-hosted mineralization located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The summer program included nine drill holes totaling 3,722 metres. Of the eight drill holes designed to test for basement-hosted mineralization, seven holes intersected significant mineralization, including 9.1% U3O8 over 3.7 metres (drill hole WAT17-446A), 1.7% U3O8 over 7.5 metres (drill hole WAT17-449) and 1.5% U3O8 over 4.5 metres; (drill hole WAT17-450A). The Huskie zone has been defined over a strike length of 100 metres, the extent of the 2017 drilling, and remains open in all directions.

■
Increased Ownership of Wheeler River Project to 63.3%

In January 2017, the Company executed an agreement with the partners of the Wheeler River Joint Venture (‘WRJV’) that will result in an increase in Denison's ownership of the Wheeler River project, up to approximately 66% by the end of 2018. Under this agreement, Denison is funding 50% of Cameco Corp.’s (‘Cameco’) ordinary share (30%) of joint venture expenses in 2017 and 2018. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project, based on spending on the project during 2017, from 60% to 63.3% in accordance with this agreement.

MANAGEMENT'S DISCUSSION & ANALYSIS

■
Closed non-dilutive financing for CAD$43.5 million to fund future project development activities

In the first quarter of 2017, Denison announced and closed a financing arrangement for gross proceeds of CAD$43.5 million, which has the effect of monetizing Denison’s future share of the toll milling revenue earned by the McClean Lake mill from the processing of ore from the Cigar Lake mine through the combination of a limited recourse loan and a streaming arrangement. Through this transaction, Denison retains its 22.5% ownership of the McClean Lake Joint Venture (‘MLJV’), but has de-risked its income from certain toll milling revenue, as the Company is not providing any warranty to the future rate of production at the Cigar Lake mine or the McClean Lake mill. The proceeds from the financing are expected to fund the Company’s project development costs for Wheeler River towards the completion of a Feasibility Study and ultimately project financing.

■
Obtained financing for the Company’s 2018 Canadian exploration activities

In March 2017, the Company completed a private placement of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,200,290). The financing included (1) a ‘Common Share’ offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a ‘Tranche A Flow Through’ offering of 8,482,000 flow through shares at a price of CAD$1.12 per share for gross proceeds of $9,499,840; and (3) a ‘Tranche B Flow Through’ offering of 4,065,000 flow through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds from the flow through tranches of the financing will be used to fund Canadian exploration activities through to the end of 2018.

■
Denison Environmental Services (‘DES’) renewed its cornerstone environmental services contract

In July 2017, DES entered into a new two-year services agreement with Rio Algom Limited, a subsidiary of BHP Billiton Limited (‘BHP’) for the management and operation of nine decommissioned mine sites in Ontario and Quebec.

ABOUT DENISON

Denison was formed under the laws of Ontario and is a reporting issuer in all Canadian provinces. Denison’s common shares are listed on the Toronto Stock Exchange (the ‘TSX’) under the symbol ‘DML’ and on the NYSE American (formerly NYSE MKT) exchange under the symbol ‘DNN’.

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. In addition to its 63.3% owned Wheeler River project, which hosts the high grade Phoenix and Gryphon uranium deposits, Denison's exploration portfolio consists of numerous projects covering approximately 351,000 hectares in the Athabasca Basin region, including 331,000 hectares in the infrastructure rich eastern portion of the Athabasca Basin. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the MLJV, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 64.22% interest in the J Zone deposit and newly discovered Huskie zone on the Waterbury Lake property. Both the Midwest and J Zone deposits, as well as the Huskie zone, are located within 20 kilometres of the McClean Lake mill.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison’s Elliot Lake reclamation projects and provides post-closure mine and maintenance services to a variety of industry and government clients.

Denison is also the manager of Uranium Participation Corporation (‘UPC’), a publicly traded company listed on the TSX under the symbol ‘U’, which invests in uranium oxide in concentrates (‘U3O8’) and uranium hexafluoride (‘UF6’).

STRATEGY

Denison’s strategy is focused on leveraging its uniquely diversified asset base to position the Company to take advantage of the strong long-term fundamentals of the uranium market. The Company has built a portfolio of strategic uranium deposits, properties, and investments highlighted by a controlling interest in the Wheeler River project and a minority interest in an operating and licensed uranium milling facility, both located in the infrastructure rich eastern portion of the Athabasca Basin region. While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. With a shortage of low cost uranium development projects in the global project pipeline, Denison is positioned to offer shareholders exposure to value creation through both the development of a potentially top tier asset, as well as a rising uranium price in future years.

MANAGEMENT'S DISCUSSION & ANALYSIS

URANIUM INDUSTRY OVERVIEW

In 2017, the uranium industry weathered yet another difficult and somewhat volatile year. An oversupplied spot market continued to put downward pressure on the spot price of U3O8, despite the announcement of various production curtailments from the world’s largest uranium producers. After reaching a 12-year low near $18.00 per pound U3O8 in December 2016, the spot price started 2017 at $20.25 per pound U3O8, traded north of $26.00 per pound U3O8 in the first quarter of the year, retreated back to the $20.00 per pound U3O8 level in the third quarter, then rallied in the fourth quarter to peak at $26.50 per pound U3O8 in early December 2017. After a volatile year, the spot price closed 2017 at $23.75 per pound U3O8 – representing an increase of over 17% for the year.

Industry insiders have pointed to multiple reasons for the volatility in spot prices during 2017 – including negative demand side stories from nuclear heavy-weight countries like the United States, France and South Korea, continued disappointment with the rate of nuclear reactor restarts in Japan, the deferral of utility contracting activity, and an abundance of secondary supplies entering the market (including underfeeding from under-utilized enrichment plants). These negative stories were offset at various times during the year by high profile production curtailments announced by Cameco and National Atomic Company Kazatomprom (‘Kazatomprom’). The oversupplied spot market has also weighed on the long-term contract price of uranium, which has fallen 30% over the past two years, from a price of $44.00 per pound U3O8 at the beginning of 2016 to $31.00 per pound U3O8 at the end of 2017. With only an estimated 75 million pounds U3O8 contracted during 2017 (approximately 30% of the annual contract volumes seen during the 2005-2012 contracting cycle), there have been few opportunities for the market to truly discover an appropriate long-term price for uranium.

Low prices and minimal contracting volumes seem illogical when juxtaposed to statistics from the U.S. Energy Information Administration and American Nuclear Society regarding the fact that, on a net basis, more new nuclear power capacity was added to the global electricity grid during 2015 and again in 2016 than in any other year over the last 25 years. This view is bolstered by the fact that a uranium price in the low $20.00 per pound range puts pressure on even the lowest cost producing uranium mines in the world to turn a profit on an all-in cost basis. With demand forecasts for uranium increasing steadily through 2030, meaningful new nuclear capacity is expected to come onto the grid while the uranium mining production pipeline that has been stagnated by several years of low uranium prices. Uranium prices at current levels fail to incentivize the majority of undeveloped uranium projects towards construction, and, as a result, logic would suggest that prices should be on the rise. Underpinning that logic, however, is the assumption that growing demand in the future translates into increased buying today, and that an oversupplied spot market, and historically low prices, will be fixed by opportunistic buying for long-term utility needs.

Volumes in the spot market during 2017 were sporadic, varying week to week with a total volume of approximately 44 million pounds U3O8 being traded during the year. With buyers staying on the sidelines, sellers have simply outnumbered buyers in the market and prices have battled downward pressure all year. This dynamic, combined with the reality of higher priced long term contracts falling off in the not too distant future, led to the announcement of significant production curtailments in 2017. The most notable of these curtailments being Cameco’s announcement regarding the shut-down of the McArthur Mine for 10 months (or longer, depending on market conditions). The McArthur River mine is the largest and highest grade uranium mine in the world. The announced curtailment represents the removal of approximately 15 million pounds U3O8 from the market in 2018, and up to 18 million pounds U3O8 in future years. Kazatomprom, the world’s largest uranium producer, also declared that it would exercise restraint in 2017 and future years, having announced in early 2017 that it would cut production by 10% in 2017. Later in 2017, Kazatomprom also confirmed that it would constrain production levels for a further 3 years, though the end of 2020.

As a result of these and other production curtailments, various analysts are now expecting that the uranium market could swing to a deficit position in the near future, which would help to mop up excess inventories that could otherwise leak into the market as secondary supplies. For a price recovery to be sustained, however, utility buying must resume and contracting volumes must increase as utilities work towards securing approximately 1.2 billion pounds U3O8 in estimated uncovered uranium requirements for the period of 2018 to 2030.

Much of the uncovered future demand is estimated to come from non-U.S. utilities, as growth in nuclear energy is expected to be driven by increasing nuclear generating capacities in Asia – primarily from China and India. According to the World Nuclear Association (‘WNA’), as of February 1, 2018, China had 38 operable nuclear reactors capable of producing 34.6 gigawatts of electricity. A further 20 reactors are under construction and an additional 182 reactors are either planned or proposed. Ux Consulting Company, LLC (‘UxC’) estimates that 99 reactors are expected to be operable and capable of producing over 98.5 gigawatts of electricity in China by 2030. To achieve this level of production, China’s fleet of nuclear reactors will have to increase by between 5 and 6 reactors each year for the next 12 years. The WNA is projecting a similar growth profile for India, where 22 reactors were operable as of February 1, 2018, capable of producing 6.2 gigawatts of power. Taken together, 65 reactors are either under construction, planned or proposed in India. UxC estimates that India could have over 15 gigawatts of nuclear energy operable by 2030, representing over 2 times as much power capacity as is currently available from nuclear. To achieve this level of production, India’s fleet of nuclear reactors will have to increase by one additional reactor each year over the next 12 years.

MANAGEMENT'S DISCUSSION & ANALYSIS

With few economic sources of new supply able to advance through the project development pipeline in this market, and the potential for additional production curtailments as high-priced contracts at various high-cost operations are expected to drop off in the coming years, a significant utility contracting cycle is expected to lead to the realization that current uranium prices are well below the level required to incentivize sufficient new sources of primary supply into the market. This could ultimately lead to a sustained market of rising prices, as buyers are forced to bid up the price to secure available supplies of uranium or incentivize new sources of supply into the market.

SELECTED ANNUAL FINANCIAL INFORMATION

(in thousands, except for per share amounts)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015

Continuing Operations:
Total revenues	$11,085	$13,833	$12,670
Exploration and evaluation	$(12,834)	$(11,196)	$(13,439)
Impairment reversal (expense)	$246	$(2,320)	$(2,603)
Net loss	$(14,087)	$(11,699)	$(16,717)
Basic and diluted loss per share	$(0.03)	$(0.02)	$(0.03)
Discontinued Operations:
Net loss	$(81)	$(5,644)	$(34,843)
Basic and diluted loss per share	$0.0	$(0.01)	$(0.07)

(in thousands)	As at December 31, 2017	As at December 31, 2016	As at December 31, 2015

Financial Position:
Cash and cash equivalents	$2,898	$11,838	$5,367
Investments in debt instruments (GICs)	$30,136	$-	$7,282
Cash, cash equivalents and GICs	$33,034	$11,838	$12,649

Working capital	$29,140	$9,853	$12,772
Property, plant and equipment	$198,480	$187,982	$188,250
Total assets	$260,068	$217,423	$212,758
Total long-term liabilities	$65,121	$37,452	$38,125

SELECTED QUARTERLY FINANCIAL INFORMATION

	2017	2017	2017	2017
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$3,156	$2,717	$2,611	$2,601
Net loss	$(1,241)	$(5,777)	$(6,423)	$(646)
Basic and diluted loss per share	$(0.01)	$(0.01)	$(0.01)	$-
Discontinued Operations:
Net loss	$-	$-	$(81)	$-
Basic and diluted loss per share	$-	$-	$-	$-

MANAGEMENT'S DISCUSSION & ANALYSIS

	2016	2016	2016	2016
(in thousands, except for per share amounts)	Q4	Q3	Q2	Q1

Continuing Operations:
Total revenues	$3,351	$3,489	$3,663	$3,330
Net loss	$(916)	$(2,506)	$(3,832)	$(4,445)
Basic and diluted loss per share	$-	$-	$(0.01)	$(0.01)
Discontinued Operations:
Net profit (loss)	$(9,082)	$9,050	$(450)	$(5,162)
Basic and diluted profit (loss) per share	$(0.01)	$0.01	$-	$(0.01)

Significant items causing variations in quarterly results

●
The Company’s toll milling revenues over the last several quarters have fluctuated due to the timing of uranium processing at the McClean Lake mill, as well as the impact of the toll milling financing transaction which closed in the first quarter of 2017.
●
Revenues from Denison Environmental Services fluctuate due to the timing of projects, which vary throughout the year in the normal course of business.
●
Exploration expenses are generally largest in first and third quarters, due to the timing of the winter and summer exploration programs in Saskatchewan.
●
The Company’s results are also impacted by other non-recurring events arising from its ongoing activities.

RESULTS OF CONTINUING OPERATIONS

REVENUES

McClean Lake Uranium Mill

McClean Lake is located on the eastern edge of the Athabasca Basin in northern Saskatchewan, approximately 750 kilometres north of Saskatoon. Denison holds a 22.5% ownership interest in the MLJV and the McClean Lake uranium mill, one of the world’s largest uranium processing facilities, which is currently processing ore from the Cigar Lake mine under a toll milling agreement. The MLJV is a joint venture between Orano Canada Inc. (formerly known as AREVA Resources Canada) (‘Orano Canada’) with a 70% interest, Denison with a 22.5% interest, and OURD (Canada) Co. Ltd. with a 7.5% interest.

On February 13, 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly owned subsidiaries (the ‘APG Transaction’) under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the Cigar Lake Joint Venture (‘CLJV’) from July 1, 2016 onwards.

The APG Transaction represents a contractual obligation of Denison to forward to APG any cash proceeds of toll milling revenue earned by the Company after July 1, 2016 related to the processing of the specified Cigar Lake ore through the McClean Lake mill, and as such, the upfront payment has been accounted for as deferred revenue. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received, reducing the initial deferred revenue balance to $30,201,000 (CAD$39,980,000).

During 2017, the McClean Lake mill continued to process ore received from the Cigar Lake mine and packaged approximately 18.0 million pounds U3O8 for the CLJV (2016 – 17.3 million pounds U3O8). In 2017, the Company recognized total toll milling revenue of $2,558,000 (2016 – $4,598,000). The Company’s share of toll milling revenue for January 2017 of $444,000, prior to the closing of the APG Transaction, was recognized as toll milling revenue in the first quarter of 2017. Following the closing of the APG Transaction, CAD$4,770,000 in toll milling cash receipts were received from the MLJV, and the Company recognized toll milling revenue from the draw-down of deferred revenue of $2,114,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

Denison Environmental Services

Mine decommissioning and environmental services are provided through Denison’s DES division – providing long-term care and maintenance for closed mine sites since 1997. With offices in Elliot Lake and Sudbury, Ontario, the Yukon Territory and Quebec, DES manages Denison’s Elliot Lake reclamation projects and provides post-closure mine care and maintenance services to various customers.

Revenue from DES during 2017 was $7,130,000 (2016 - $7,751,000). DES experienced a decrease in Canadian dollar revenues due to a decrease in activity at certain care and maintenance sites, slightly offset by a favourable fluctuation in foreign exchange rates applicable on the translation of revenues earned in Canadian dollars.

Management Services Agreement with UPC

Denison provides general administrative and management services to UPC. Management fees and commissions earned by the Company provide Denison with a source of cash flow to partly offset corporate administrative expenditures incurred by the Company.

During 2017, revenue from the Company’s management contract with UPC was $1,397,000 (2016 - $1,484,000). The decrease in revenues during 2017 was predominantly due to a reduction in the management fees earned based on UPC’s monthly net asset value. UPC’s balance sheet consists primarily of uranium held either in the form of U3O8 or UF6, which is accounted for at fair value. The fair value of uranium holdings reduced during the year, due to a decline in uranium spot prices. The Company also earns a commission of 1% of the gross value of uranium purchases. The decrease in management fees was partly offset by an increase in commission fees earned on uranium purchases entered into by UPC in 2017.

CANADIAN MINERAL PROPERTY EXPLORATION & EVALUATION

During 2017, the Company continued to focus on its significant portfolio of projects in the eastern portion of the Athabasca Basin region in Saskatchewan. Denison’s share of exploration and evaluation expenditures in 2017 was $12,834,000 (CAD$16,643,000) (2016 – $11,196,000 (CAD$14,917,000)). Exploration spending in Canada is seasonal, with spending higher during the winter exploration season (January to mid-April) and summer exploration season (June to mid-October) in the Athabasca Basin. During 2017, the Company’s exploration and evaluation expenditures increased primarily due to a higher level of activity at the Wheeler River Project and an unfavourable fluctuation in foreign exchange rates applicable to the translation of expenses incurred in Canadian dollars, offset by reduced activities at certain exploration pipeline properties.

The following table summarizes the activities that were completed during 2017.

EXPLORATION & EVALUATION ACTIVITIES
Property	Denison’s ownership	Drilling in metres (m)	Other activities
Wheeler River	63.3%(1)	43,956 (90 holes(5))	PFS activities
Murphy Lake	82.58%	3,433 (9 holes)	-
Waterbury Lake	64.22%(2)	8,525 (18 holes)	-
Crawford Lake	100%	2,587 (5 holes)	Geophysical surveys
Hook-Carter	80%(3)	-	Geophysical surveys
Moon Lake South	51%(4)	-	Geophysical surveys
South Dufferin	100%	-	Geophysical surveys
Bachman Lake	100%	-	Geophysical surveys
Wolly	21.89%	5,029 (17 holes)	-
McClean Lake	22.5%	5,870 (20 holes)	-
Total		69,400 (159 holes)
Notes:
  1
Denison is expected to increase its ownership of the Wheeler River project to approximately 66% by the end of 2018.
  2
The Company earned an additional 0.62% interest in the Waterbury Lake property effective May 31, 2017 and an additional 0.59% interest effective August 31, 2017 Refer to RELATED PARTY TRANSACTIONS below for further details.
  3
The Company acquired an 80% ownership in the project in November 2016 from ALX Uranium Corp. (‘ALX’) and has agreed to fund ALX’s share of the first CAD$12.0 million in expenditures on the project.
  4
In accordance with the January 2016 letter agreement with CanAlaska Uranium Ltd., Denison earned a 51% interest in the Moon Lake South claim in April 2017.
  5
77 holes were completed as subsurface ‘daughter’ holes completed from part way down surface ‘parent’ holes.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Company’s land position in the Athabasca Basin, as of December 31, 2017 is illustrated below. The Company’s Athabasca land package increased during the fourth quarter from 346,761 hectares (244 claims) to 351,365 hectares (267 claims) owing to selective staking contiguous with, or proximal to, Denison’s existing claims.
 Wheeler River Project

Project Highlights:

●
Largest undeveloped high-grade uranium project in the eastern Athabasca

On January 31, 2018 Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from a further 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources.

The Phoenix deposit, located approximately three kilometres southeast of Gryphon, is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8), as disclosed in the Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada dated March 31, 2016 and prepared by Ken Reipas, P.Eng of SRK Consulting (Canada) Inc. (the ‘PEA’). With the update to the Gryphon deposit resource estimate, the combined Indicated Mineral Resources estimated for Wheeler River have increased by 88% to 132.1 million pounds U3O8, which will be used to support the PFS.

With the updated mineral resource estimate for the property’s Gryphon deposit, the Wheeler River project retains and improves its position as the largest undeveloped high-grade uranium project in the eastern portion of the Athabasca Basin region, in northern Saskatchewan.

MANAGEMENT'S DISCUSSION & ANALYSIS

●
Proximal to existing uranium mining and milling infrastructure

The property is located in the infrastructure rich eastern portion of the Athabasca Basin, which is host to existing uranium mining and milling infrastructure, including the 22.5% Denison owned McClean Lake mill. The Wheeler River property lies alongside provincial highway 914 and a provincial powerline.

●
Positive preliminary project economics

On April 4, 2016, Denison announced the results of its PEA for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA was based on the resources estimated at the Gryphon deposit in November 2015, and returned a base case pre-tax Internal Rate of Return (‘IRR’) of 20.4% based on the then current long term contract price of uranium ($44.00 per pound U3O8). Denison's share of initial capital expenditures (‘CAPEX’) in the PEA was estimated to be CAD$336M (CAD$560M on 100% ownership basis) based on its 60% ownership interest at that time. The PEA is preliminary in nature, was based on Inferred Mineral Resources that are considered at the time to be too speculative geologically to have the economic considerations applied to them to allow them to be categorized as mineral reserves, and there is no certainty that the results from the PEA will be realized. The results of the updated estimate of Indicated Mineral Resources for the project of 132.1 million pounds U3O8, have not been included in the PEA, but will be used to support the PFS.

●
Increasing Denison ownership

As previously announced on January 10, 2017, Denison entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU (Canada) Exploration Company, Limited (‘JCU’), to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison's interest in the project up to approximately 66%. Under the terms of the agreement, Cameco is funding 50% of its ordinary 30% share in 2017 and 2018, and JCU continues to fund based on its 10% interest in the project. On January 31, 2018, Denison announced it had increased its interest in the Wheeler River project during 2017 from 60% to 63.3% in accordance with this agreement.

●
Significant potential for resource growth

The Gryphon deposit is a growing, high-grade uranium deposit that belongs to a select group of large basement-hosted uranium deposits in the eastern Athabasca Basin, which includes Cameco’s Eagle Point mine and Millennium deposit, and Rio Tinto's Roughrider deposit. The Gryphon deposit remains open in numerous areas with significant potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

In addition, very little regional exploration has taken place on the property in recent years, with drilling efforts focussed on Phoenix and Gryphon, which were discovered in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. Exploration drilling is warranted along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Wheeler River property location and basement geology map is provided below.

Evaluation Program

During 2017, Denison’s share of evaluation costs at Wheeler River amounted to $1,737,000 (2016 - $847,000), which related to work on a PFS and environmental activities.

PFS Activities

In 2016, Denison announced the initiation of a PFS for the Wheeler River project, including commencing a drilling program to increase the level of confidence of the previously released inferred resource estimate for the Gryphon deposit to an indicated level. Refer to the Exploration Programs section for results of the infill and delineation drill holes completed during the winter and summer 2017 programs. Engineering and environmental activities continued during the year.

MANAGEMENT'S DISCUSSION & ANALYSIS

Engineering Activities

As part of the PFS activities at Wheeler River to date, the Company continued engineering data collection programs, advanced metallurgical testing programs, investigated alternative mining methods for the Phoenix deposit and carried out other engineering activities.

Engineering data collection

Activities in 2017 included geotechnical and hydrogeological data collection and field studies initiated to assess ground and water conditions in the mineralized zones and the surrounding host rock. The geotechnical information will be used to guide the location of underground development and the design of ground support systems for both the shafts and the mine. This information is also expected to be used in the production planning process, including the determination of optimum stope sizes and mine production sequencing. The hydrogeological information will be used to 1) evaluate routine and potential non-routine water inflows to the underground operation, 2) develop design criteria for ground freezing applications, mine dewatering and water treatment plant systems, and 3) understand potential interactions of the project with the environment.

Metallurgical test program

The advanced test program initiated in 2017 built upon the basic metallurgical testing completed in 2014 and 2015, and focused on the following:
●
Testing mill performance at the extremes of potential impurity levels and ore feed grades; and
●
Optimizing the processing parameters for both the Gryphon and Phoenix deposits, including grind size, leach residence time and recovery, and reagent usage and consumption.

At Phoenix, three composite samples were prepared for testing extreme grades and impurities levels. Composite samples included low grade (10.94% U3O8, 186ppm Mo and 345ppm As), medium grade (17.10% U3O8, 151ppm Mo and 334ppm As), and high grade (37.15% U3O8, 192ppm Mo and 438ppm As) samples.

The results of this testing are summarized as follows:
●
Ore recovery is sensitive to grind size. Testing was completed on grind sizes of P100 at 212 microns, 300 microns and 425 microns;
●
Increased leaching rates are achieved with finer grinds;
●
Similar recoveries were achieved using coarser grinds by increasing free acid levels and retention time;
●
In all cases, 99% uranium extraction rates were achieved;
●
Finer grinds allowed for uranium extraction rates of 99.5%;
●
In general, 6 to 10 hours retention time is required; and,
●
The addition of ferric reagent is not required, due to sufficient presence of iron in the ore.

Similarly at Gryphon, three composite samples were prepared for testing extreme grades and impurities levels. Composite samples included, low grade (1.58% U3O8, 778ppm Mo and 29ppm As), medium grade (3.14% U3O8, 1010ppm Mo and 39ppm As) and high Grade (6.43% U3O8, 1115ppm Mo and 57ppm As).

The results of this testing is summarized as follows:
●
Optimum grind size was determined to be 212 microns;
●
Approximately 98-99% recovery of uranium was achieved with 12 hours of leach residence time; and
●
Trials of flocculants addition identified a product offering excellent settling properties for the leached residues.

 Overall, for all testing, the calcined yellowcake meets all ASTM C967-13 (Standard Specifications for Uranium Ore Concentrate) requirements. Concentrations of key impurities (or deleterious elements), including arsenic, are considered very low and are not expected to cause challenges in mineral processing.

Phoenix alternate mining methods

The PEA evaluated the use of a Jet Boring System (‘JBS’), similar to that being used at the Cigar Lake mine, to mine the Phoenix deposit. The results indicated that the method, while economic, was capital intensive, with long lead times to development, higher risk with technically challenging ground conditions, and ultimately generated a lower operating margin than the conventional mining methods evaluated for the Gryphon deposit. After significant analysis and evaluation, utilizing a number of specialized engineering providers, Denison identified several potentially viable alternate mining methods. These methods have the potential to result in a significant improvement in operating economics for the Phoenix deposit, while reducing construction capital, time to development, and technical risk. In the fourth quarter of 2017, the company completed detailed evaluations of two alternative mining methods, and the Company’s PFS activities are expected to advance work on both methods.

MANAGEMENT'S DISCUSSION & ANALYSIS

Other engineering activities

Other activities that were completed during 2017 included:

●
Twinned five historic Phoenix drill holes to gather geotechnical and hydrogeological data as well as fresh metallurgical samples for laboratory testing.
●
Drilled a 600m shaft pilot hole for the main production shaft at Gryphon.
●
Collected basic geotechnical information on approximately 50,000 metres of exploration drilling.
●
Carried out detailed evaluations (including site visits) and trade-off studies to select the preferred shaft excavation method.
●
Continued water treatment trade-off studies to select the preferred treatment technology and water management strategy for the project.
●
Retained Stantec Consulting Inc. (‘Stantec’) and ENGCOMP Engineering and Computing Professionals Inc. (‘ENGCOMP’) to lead and author the PFS.
●
Retained Hatch Ltd (‘Hatch’) for the mineral processing scope of the PFS, which is expected to include the development of an appropriate process design criteria for the recovery of uranium from the Gryphon and Phoenix deposits, and to carry out a capacity review of Denison's 22.5% owned McClean Lake mill to ultimately provide the various mineral processing inputs into the overall PFS. In completing this work, Hatch is expected to leverage its previous experience with the McClean Lake mill facility.
●
Retained DES to manage the on-going environmental baseline data collection and regulatory aspects of the project, ultimately supporting the federal and provincial environmental assessment processes. DES is expected to leverage its experience working with the Canadian Nuclear Safety Commission (‘CNSC’), as a uranium facility operator for the Company's reclaimed uranium mine sites in Elliot Lake, Ontario.
●
Continued discussions with the Province for the construction of the Highway 914 extension. This 50km segment of highway is required to transport Wheeler River ore to the McClean Lake mill.

Sustainability Activities

During 2017, the Company continued with the community consultation and engagement process, ensuring the continuous engagement of stakeholders.

The Company also completed the collection of a full year of environmental baseline data as part of an ongoing environmental data collection program, to help characterize the existing environment in the project area. This data will form the foundation of the environmental impact assessment (‘EIA’) for the project. The information will also be used in the design of various aspects of the project, including the location and layout of site infrastructure, the location for treated effluent discharge and fresh water intake, and the designs of water treatment plants, waste storage facilities, and other infrastructure interacting with the environment. Programs in progress and/or completed during the year included:

●
Aquatic environment: Report preparation of the baseline data including characterization of the lakes and streams near the project area, with key aspects including water quality, water flow and water levels, lake sediment quality, benthic invertebrate communities, and fish communities;
●
Terrestrial environment: Data collection and characterization of wildlife, vegetation and soils surrounding the project area, including ecological land classification, breeding bird surveys, ungulate pellet counts, winter tracking surveys, aquatic furbearer shoreline surveys, small mammal trapping, amphibian surveys, characterization of terrain and soil types, vegetation and soil chemistry, and vegetation;

●
Waste rock geochemistry: Analysis of targeted core samples to determine acid and metal leaching potential from waste rock. Additional kinetic testing of the waste rock was initiated and continued;
●
Atmospheric environment: Collection of air quality measurements to gather information on pre-development atmospheric conditions; and
●
Archaeological analysis: Surveys were completed in the area with no significant findings.

In addition, specific environmental modelling programs were initiated in 2017 to assess project interactions with the environment, including modelling to assess potential water intake and effluent discharge locations. This data will inform the PFS and help to avoid the establishment of infrastructure in environmentally sensitive areas.

MANAGEMENT'S DISCUSSION & ANALYSIS

Exploration Program

Denison’s share of exploration costs at Wheeler River amounted to $7,240,000 during the winter and summer 2017 diamond drilling programs (2016 - $4,802,000) for a total of 43,956 metres in 90 drill holes. Drilling statistics for 2017 are provided in the table below.

2017 DRILLING STATISTICS FOR WHEELER RIVER
Program	Lens	Completed	Abandoned	Parent	Daughter1	Final Length (m)	% Significantly Mineralized2
SUMMER	A, B, C Definition	17	0	4	13	8,402	94%
	A, B Extension	5	2	3	2	4,039	-
	D, E Exploration	4	0	2	2	2,291	100%
	Total summer	26	2	9	17	14,732	77%
WINTER	A, B, C Definition	20	0	2	18	9,857	100%
	A, B Extension	19	0	0	19	8,224	79%
	D, E Exploration	25	1	2	23	11,143	92%
	Total winter	64	1	4	60	29,224	91%
	Total 2017	90	3	13	77	43,956	87%
Notes:
1.
Drilled as subsurface ‘off-cut’ holes from surface ‘parent’ holes.
2.
Greater than 0.1% U3O8 over 1.0 metre.

Final assay results from the winter and summer drilling programs were received in May 2017 and November 2017, respectively, and were reported in Denison’s press releases dated May 26, 2017 and November 27, 2017. Highlight results for the 2017 drilling program are summarized below.

●
Continued expansion of high-grade within the D series lenses: During the 2017 drilling program, a significant lens of high-grade mineralization was expanded and delineated, amongst the D series lenses, through infill and step-out drilling on an approximate 25 x 25 metres spacing. The high-grade lens is interpreted from 29 drill holes (including 12 drill holes from the 2016 drill program) and is estimated to measure up to 150 metres along strike, approximately 240 metres along dip, with interpreted true thicknesses between approximately 2 and 20 metres.

MANAGEMENT'S DISCUSSION & ANALYSIS

Highlight 2017 assay intersections are included in the table below.

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE D SERIES LENSES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-633D3	759.2	772.7	13.5	3.3
WR-633D3	765.2	768.7	3.5	11.8
WR-633D3	775.4	777.9	2.5	6.2
WR-689	712.0	713.0	1.0	8.6
WR-689	719.7	720.7	1.0	15.1
WR-638D4	787.2	788.7	1.5	5.5
WR-691	811.3	813.8	2.5	2.8
WR-694	718.0	726.0	8.0	3.5
WR-621D1	753.9	755.4	1.5	6.4
WR-621D2	754.0	757.0	3.0	6.3
WR-690D1	724.9	725.9	1.0	8.5
WR-690D2	711.5	715.0	3.5	4.7
WR-657D1	708.8	714.3	5.5	1.8
WR-657D2	680.8	682.8	2.0	4.3
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

●
Discovery and extension of the E series lenses: High-grade unconformity-hosted mineralization was discovered at the sub-Athabasca unconformity during the 2017 drill program, immediately up-dip of basement mineralization intersected during 2016, including 19.30% U3O8 over 1.0 metre (drill hole WR-507D2) and 6.20% U3O8 over 2.5 metres (drill hole WR-646) . The high-grade unconformity and upper basement mineralization, termed the ‘E series’ of lenses, represents a new high priority target area for future resource expansion. The E series lens mineralization, both at the unconformity and in the underlying upper basement, was further extended during the summer drill program and remains open. Currently the E series lenses are interpreted from 19 drill holes and are estimated to measure up to 80 metres and 350 metres along strike, respectively. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE E SERIES LENSES
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-646D2	584.5	586.0	1.5	8.8
WR-646D3	584.5	587.5	3.0	3.2
WR-689D3	549.0	552.0	3.0	12.9
WR-670D2	543.0	550.0	7.0	2.8
WR-646D4	585.5	593.0	7.5	1.4
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT'S DISCUSSION & ANALYSIS

●
Continued expansion of the A and B series lenses: Drill holes located approximately 25 metres down-dip and up-dip of the boundaries of the A and B series lenses, as defined by the previous resource estimate for the Gryphon deposit, returned significant results indicating further expansion of these lenses. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE A & B SERIES LENSES OUTSIDE OF THE INFERRED RESOURCE AREA
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-689	564.0	567.0	3.0	2.9
WR-673D1	613.7	615.7	2.0	2.3
WR-681D2	726.4	727.9	1.5	1.7
WR-681D3	713.8	716.8	3.0	6.6
WR-682D1	762.3	765.8	3.5	1.6
WR-624D3	660.5	666.0	5.5	5.1
WR-582D3	742.0	748.5	6.5	4.2
WR-638D4	710.7	715.2	4.5	3.5
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

●
Completion of the definition drilling program: Definition drilling designed to upgrade the inferred resources estimated for the Gryphon deposit (A, B and C series lenses), to an indicated level of confidence, was completed in October 2017. A total program of 42 drill holes successfully reached their respective targets as part of definition drilling activities carried out through 2016 and 2017. The assay results from these drill holes generally showed good consistency with the inferred grade model. Highlight 2017 assay intersections include:

HIGHLIGHT 2017 DRILL INTERSECTIONS OF THE A, B & C SERIES LENSES INSIDE OF THE INFERRED RESOURCE AREA
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WR-687D2	653.4	662.4	9.0	4.0
WR-567D1	701	708	7.0	5.1
WR-567D1	724	727.5	3.5	5.5
WR-567D2	698.8	704.8	6.0	7.3
WR-567D2	733.4	740	6.6	1.9
WR-606D2	793.6	799.1	5.5	3.1
WR-688D3	763	768.5	5.5	2.8
WR-688D2	762.3	770.3	8.0	1.6
WR-582D2	746.5	752.5	6.0	4.3
WR-692	708.5	714.5	6.0	4.0
WR-692	747.4	753.4	6.0	5.8
WR-564D1	743.3	749.3	6.0	4.8
WR-572D1	641.5	663.0	21.5	1.8
WR-564D3	718.0	722.0	4.0	10.8
WR-604D1	771.0	789.5	18.5	2.3
WR-610D1	800.9	807.4	6.5	4.1
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 1.0% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the northwest and the basement mineralization is interpreted to dip moderately to the southeast, the true thickness of the mineralization is expected to be approximately 75% of the intersection lengths.

MANAGEMENT'S DISCUSSION & ANALYSIS

Updated Resource Estimate for the Gryphon Deposit

On January 31, 2018, Denison announced an updated mineral resource estimate for the Gryphon deposit following drilling results from 144 drill holes completed during 2016 and 2017. The updated mineral resource estimate for Gryphon, above a cut-off grade of 0.2% U3O8, includes 61.9 million pounds of U3O8 (1,643,000 tonnes at 1.71% U3O8) in Indicated Mineral Resources, and 1.9 million pounds of U3O8 (73,000 tonnes at 1.18% U3O8) in Inferred Mineral Resources. RPA Inc. (‘RPA’), an independent technical consulting firm with significant resource estimation experience in high-grade Athabasca uranium deposits, was retained by Denison on behalf of the WRJV, to prepare the updated mineral resource estimate for the Gryphon deposit. An updated independent Technical Report is being prepared for the Wheeler River Project, including both the Gryphon and Phoenix deposits, and will be filed on SEDAR (www.sedar.com) within 45 days of Denison’s press release dated January 31, 2018.

The Phoenix deposit is estimated to include Indicated Mineral Resources of 70.2 million pounds of U3O8 above a cut-off grade of 0.8% U3O8 (166,000 tonnes at 19.1% U3O8), as disclosed in the PEA.

With this update to the resources estimated for the Gryphon deposit, the combined Indicated Mineral Resources estimated for Wheeler River increased by 88% to 132.1 million pounds U3O8, which will be used to support the PFS, which is expected to be completed during 2018.

UPDATED WHEELER RIVER PROPERTY MINERAL RESOURCE ESTIMATE AS OF JANUARY 30, 2018
Deposit	Category	Tonnes	Grade(% U3O8)	Million lbs U3O8 (100% Basis)	Million lbs U3O8 (Denison 63.3%)
Gryphon	Indicated	1,643,000	1.7	61.9	39.2
Phoenix	Indicated	166,000	19.1	70.2	44.4
	Total Indicated	1,809,000	3.3	132.1	83.6
Gryphon	Inferred	73,000	1.2	1.9	1.2
Phoenix	Inferred	9,000	5.8	1.1	0.7
	Total Inferred	82,000	1.7	3.0	1.9
Notes:
1.
CIM Definitions (2014) were followed for classification of Mineral Resources.
2.
Mineral Resources for the Gryphon deposit are reported above a cut-off grade of 0.2% U3O8. See detailed results below for additional notes related to the Mineral Resources estimated for the Gryphon deposit.
3.
Mineral Resources for the Phoenix deposit are reported above a cut-off grade of 0.8% U3O8. Mineral Resources for the Phoenix deposit were last estimated in 2014 to reflect the expansion of the high-grade zone. As no new drilling has been completed at Phoenix since that time, the mineral resource estimates for the Phoenix deposit remain current.
4.
Numbers may not add due to rounding.

Details of the Updated Mineral Resource Estimate for the Gryphon Deposit

The Gryphon deposit was discovered in March 2014 and following the completion of 66 drill holes (40,864 metres of drilling), on an approximate 50 x 50 metre spacing, a maiden resource estimate was completed by RPA in September 2015. The maiden estimate comprised Inferred Mineral Resources of 43.0 million pounds of U3O8 above a cut-off grade of 0.2% U3O8 (834,000 tonnes at 2.3% U3O8) and included the deposit’s A, B and C series lenses.

The updated mineral resource estimate, announced on January 31, 2018, was completed by RPA. For the updated mineral resource estimate, RPA used data collected from eight diamond drilling campaigns completed during the last four years, including a total of 117,788 metres of drilling in 210 drill holes. The updated mineral resource estimate includes the expanded A and B series lenses, C series lenses, and the recently delineated D and E series lenses, as detailed in the table below.

MANAGEMENT'S DISCUSSION & ANALYSIS

MINERAL RESOURCE ESTIMATE FOR THE GRYPHON DEPOSIT WITH AN EFFECTIVE DATE OF JANUARY 30, 2018 (100% BASIS)
Lens	Category	Tonnes	Grade (% U3O8)	Million lbs U3O8 (100% Basis)
A1HG	Indicated	148,000	7.60	24.72
A1	Indicated	365,000	0.84	6.74
A2	Indicated	262,000	0.96	5.52
A3	Indicated	36,000	0.38	0.30
B1	Indicated	161,000	1.05	3.74
B2	Indicated	158,000	1.50	5.24
B3	Indicated	59,000	1.33	1.71
C1	Indicated	105,000	1.19	2.74
D1HG_HW	Indicated	17,000	5.00	1.82
D1HG_MD	Indicated	11,000	7.37	1.80
D1HG_FW	Indicated	15,000	7.52	2.47
D1	Indicated	153,000	0.58	1.95
D4	Indicated	89,000	0.74	1.45
E2	Indicated	65,000	1.15	1.66
Total Indicated		1,643,000	1.71	61.86
A4	Inferred	2,000	0.34	0.01
B5	Inferred	10,000	0.25	0.05
D2	Inferred	5,000	0.40	0.04
D3	Inferred	13,000	1.19	0.35
E1	Inferred	31,000	1.30	0.88
E2	Inferred	12,000	2.01	0.54
Total Inferred		73,000	1.18	1.89
Notes:
1.
CIM Definitions (2014) were followed for classification of mineral resources.
2.
Mineral Resources are estimated at an incremental cut-off grade of 0.2% U3O8 using a long-term uranium price of US$50 per lb, and a US$/C$ exchange rate of 0.75. The cut-off grade is based on incremental operating costs for low-grade material.
3.
A minimum mining width of 2 metres was used.
4.
High grade mineralization was capped at 30% U3O8 and restricted at 20% U3O8 for the A1HG and capped at 20% U3O8 for the D1HG with no search restrictions.
5.
Low grade mineralization was capped at 20% U3O8 for the C1 domain with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8.
6.
Low grade mineralization was capped at 15% U3O8 for the B1, B2, E1 and E2 domains with search restrictions applied to U3O8 grades greater than or equal to 10.0% U3O8 for the B1 domain and 5.0% U3O8 for the E2 domain.
7.
Low grade mineralization was capped at 10% U3O8 for the A1-A4, B3-B7, C4-C5, and D2-D4 domains with no search restrictions.
8.
Low grade mineralization was capped at 5% U3O8 for the D1 domain with no search restriction.
9.
Numbers may not add due to rounding.

Further Technical Information

Further details regarding the Wheeler River project and the current mineral resource estimate for the Phoenix deposit are provided in the NI 43-101 Technical Report for the Wheeler River project titled ‘Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada’ dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Further details on the current mineral resource estimate for the Gryphon deposit are provided in Denison’s press release dated January 31, 2018. An updated Technical Report is currently being prepared for the Wheeler River project and will be filed on SEDAR and EDGAR on or before March 16, 2018. For further details on the assay, QAQC and data verification procedures please see Denison's Annual Information Form dated March 23, 2017 filed under the Company's profile on SEDAR (www.sedar.com).

Exploration Pipeline Properties

During 2017, the Company managed or participated in five other drilling exploration programs (three operated by Denison) on the Company’s pipeline properties, as reported in previous quarters. No field exploration programs were conducted during the fourth quarter of 2017; however, desk-top interpretations of 2017 results and planning for 2018 work programs was carried out. Exploration pipeline property highlights for 2017 include the results of the Company’s exploration program at its Waterbury Lake Project, as described below.

MANAGEMENT'S DISCUSSION & ANALYSIS

Waterbury Lake Project

The Waterbury Lake property consists of multiple claims covering 40,256 hectares, and is located in the infrastructure rich eastern portion of the Athabasca Basin region in northern Saskatchewan. The property is jointly owned by Denison (64.22%) and Korea Waterbury Uranium Limited Partnership (‘KWULP’) (35.78%) through the Waterbury Lake Uranium Limited Partnership (‘WLULP’). KWULP consists of a consortium of investors in which Korea Hydro & Nuclear Power (‘KHNP’) holds a majority position.

Discovery of the Huskie Zone

During the summer 2017 drilling program at Waterbury Lake, Denison discovered high-grade, basement-hosted mineralization, located approximately 1.5 kilometres to the northeast of the property’s J Zone uranium deposit. The new zone of mineralization has been named the ‘Huskie’ zone.

The summer program included a total of nine drill holes totaling 3,722 metres. Of the eight drill holes designed to test for basement-hosted mineralization, seven holes intersected significant mineralization – including high-grade intersections in four of the holes. A single hole was designed to test for unconformity mineralization and encountered bleaching, silicification, clay alteration and weak radioactivity in the lower sandstone, proximal to a 15 metre unconformity offset which suggests additional potential at the unconformity. This initial drilling campaign, completed on an approximate 50 x 50 metre spacing, has allowed for the wide-spaced definition of a zone of entirely basement-hosted mineralization with geological features consistent with basement-hosted deposits in the Athabasca Basin.

The mineralized zone, which covers the extent of the current drilling, occurs between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measures approximately 100 metres along strike (extent of 2017 drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected. Assay results for the summer 2017 drilling program were reported in Denison’s press release dated October 11, 2017. Highlights are provided in the table below.

SUMMER 2017 HIGHLIGHT DRILL INTERSECTIONS FOR THE HUSKIE ZONE
Hole Number	From (m)	To (m)	Length4 (m)	Grade (% U3O8)1,2,3
WAT17-443	298.0	299.0	1.0	1.2
WAT17-446A	306.5	310.2	3.7	9.1
WAT17-449	369.0	376.5	7.5	1.7
WAT17-450A	318.5	323.0	4.5	1.5
Notes:
1.
U3O8 is the chemical assay of mineralized split core samples.
2.
Composited above a cut-off grade of 0.05% U3O8.
3.
Composites are compiled using 1.0 metre minimum mineralization thickness and 2.0 metres maximum waste.
4.
As the drill holes are oriented steeply toward the south-southeast and the mineralized lenses are interpreted to dip moderately to the north, the true thickness of mineralization is expected to be approximately 75% of the intersection lengths.

Hamilton Lake Trend

During 2016, the prospective Hamilton Lake trend was identified on the western side of the property following the completion of a DC-IP resistivity survey and two initial drill holes, which returned favorable results, including weak uranium mineralization. The trend has a minimum strike length of 4.5 kilometres to the south of the 2016 drilling (with resistivity data coverage), and is interpreted from magnetic data to continue for a further 9 kilometres to the north.

During the winter 2017 program, nine drill holes totaling 4,803 metres were completed on the Hamilton Lake trend. Seven of these holes were drilled along strike, to the north and south, of the 2016 drilling results to test targets at the unconformity. A total of 1.8 kilometres of strike length was evaluated at a reconnaissance scale with holes, drilled as single holes or fences, spaced at 300 or 600 metres along strike. The results confirmed strike continuity of a significant graphitic fault zone in the basement rocks with associated structured and altered overlying sandstone. Drill hole WAT17-438, which optimally intersected the basement graphitic fault zone at the unconformity, intersected weak mineralization immediately above the unconformity, including 0.23% and 0.04% U3O8 over 0.5 metre intervals. The mineralization was associated with a fairly significant sandstone alteration plume. Further drilling is warranted along the extensive Hamilton Lake trend, along strike of the 2017 drilling, to test the basement graphitic fault zone at the unconformity and related high priority ‘resistivity low’ targets.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATING EXPENSES

Canada Mining

Operating expenses of the Canadian mining segment include depreciation and development costs, as well as certain adjustments to the estimates of future reclamation liabilities at McClean Lake, Midwest and Elliot Lake, if applicable.

Operating expenses in 2017 were $4,088,000 (2016 - $3,665,000).

In 2017, operating expenses included depreciation of the McClean Lake mill of $2,989,000 (2016 - $2,411,000), as a result of processing approximately 18.0 million pounds U3O8 for the CLJV (2016 - 17.3 million pounds). In 2017, operating expenses also included $1,042,000 in development and other operating costs related to the MLJV (2016 – $782,000), predominantly due to the advancement of the Surface Access Borehole Resource Extraction (‘SABRE’) mining technology, as part of a multi-year test mining program operated by Orano Canada within the MLJV.

In 2017, the Company also recorded operating expenses related to an increase in the estimate of reclamation liabilities at Elliot Lake of $56,000 (2016 - $461,000) reflecting the impact of increased labour cost estimates. In 2016, the increase in the reclamation liability was due to an increase in labour cost estimates and an increase in the discount rate. Refer to Contractual Obligations and Contingencies section for further detail.

Environmental Services

Operating expenses during 2017 totaled $6,357,000 (2016 - $6,669,000). The expenses relate primarily to care and maintenance and consulting services provided to clients, and include labour and other costs. The decline in operating expenses in 2017, compared to 2016, is predominantly due to the decline in care and maintenance and consulting activities at certain locations.

GENERAL AND ADMINISTRATIVE EXPENSES
Total general and administrative expenses were $5,858,000 during 2017 (2016 - $4,420,000). These costs are mainly comprised of head office salaries and benefits, office costs in multiple regions, audit and regulatory costs, legal fees, investor relations expenses, project costs, and all other costs related to operating a public company with listings in Canada and the United States. The increase in general and administrative expenses during 2017 was predominantly the result of non-recurring project costs associated with the APG transaction as well as an increase in stock-based compensation expense.

IMPAIRMENT – MINERAL PROPERTIES

During 2017, the Company recognized an impairment reversal of $246,000 related to the Moore Lake property (2016 – impairment expense of $2,320,000, predominantly related to Moore Lake), based on an update to the estimated recoverable amount remaining to be received under an option agreement with Skyharbour Resources Ltd.

FOREIGN EXCHANGE INCOME AND EXPENSE

During 2017, a foreign exchange loss of $611,000 was recognized (2016 – foreign exchange loss of $1,477,000). The loss during 2017 is due primarily to unfavourable fluctuations in foreign exchange rates impacting the revaluation of intercompany advances and debt.

OTHER INCOME AND EXPENSES

During 2017, the Company recognized a gain of $2,210,000 in other income/expense (2016 – gain of $906,000). The gain is predominantly due to net gains on investments carried at fair value of $1,891,000, as well as a gain of $679,000 recorded in the first quarter of 2017 related to the extinguishment of the toll milling contract liability related to the Cigar Lake toll milling arrangement, offset by letter of credit fees of $317,000. The toll milling contract liability was recognized in 2006 on the acquisition of Denison Mines Inc. by Denison Mines Corp. (formerly International Uranium Corporation) and was extinguished as a result of the Company entering in the APG Transaction, whereby all revenues under the contract have been monetized. Gains and losses on investments carried at fair value are driven by the closing share price of the related investee at period end. The gain in 2016 was predominantly driven by gains on investments carried at fair value of $1,473,000 offset by $363,000 in letter of credit fees.

MANAGEMENT'S DISCUSSION & ANALYSIS

EQUITY SHARE OF INCOME FROM ASSOCIATES

During 2017, the Company recognized a loss of $489,000 from its equity share of its associate GoviEx Uranium Inc. (‘GoviEx’) (2016 – gain of $453,000). The loss in 2017 is predominantly due to an equity loss of $751,000 (2016 – equity loss of $96,000), which is based on the Company’s share of GoviEx’s net loss during the period. In addition, during 2017, the Company recorded a net dilution gain of $262,000 (2016 – dilution gain of $549,000) as a result of equity issuances completed by GoviEx as well as other shareholders’ exercise of GoviEx share warrants, which reduced the Company’s ownership position in GoviEx from 20.68% at December 31, 2016 to approximately 18.72% at December 31, 2017. The Company records its share of income from associates a quarter in arrears, based on the most recent publically available financial information, adjusted for any material publicly disclosed share issuance transactions that have occurred. See SALE OF AFRICAN-BASED URANIUM INTERESTS below for further details of the transaction with GoviEx.

INCOME TAX RECOVERY AND EXPENSE

During 2017, the Company recorded an income tax recovery of $3,638,000 (2016 - $3,955,000). The decrease in the income tax recovery in 2017 was mainly due a reduced deferred tax expense recognized on the renunciation of tax-attributes related to 2017 expenditures, as compared to the deferred tax expense recognized on the renunciation of 2016 expenditures.

DISCONTINUED OPERATIONS

Sale of African-Based Uranium Interests

In June 2016, GoviEx and Denison completed a transaction to combine their respective African uranium mineral interests under the direct ownership of GoviEx (the ‘Africa Transaction’). Pursuant to the Africa Transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp., which held all of Denison’s Africa-based uranium interests (collectively ‘DML Africa’), in exchange for 56,050,450 common shares (‘Consideration Shares’) and 22,420,180 common share purchase warrants (‘Consideration Warrants’) of GoviEx.

Each Consideration Warrant is convertible into one common share of GoviEx at a price of $0.15 per share for a period of three years. The Consideration Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.24 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Consideration Warrants with written notice that holders have 30 days to exercise the Consideration Warrants on the original terms, failing which the exercise price of the Consideration Warrants will be increased to $0.18 per share and the term of the Consideration Warrants will be reduced by six months.

As part of the Africa Transaction, GoviEx undertook a concurrent equity financing by means of a non-brokered private placement (the ‘GoviEx Concurrent Financing’), in which Denison provided the lead order for the private placement of $500,000 for 9,093,571 common shares (‘Concurrent Shares’) and 9,093,571 common share purchase warrants (‘Concurrent Warrants’). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years, at a price of $0.12 per share until June 10, 2018 and thereafter at a price of $0.14 per share. The Concurrent Warrants include an acceleration clause, which provide that in the event that the closing price of GoviEx’s common shares on the TSX Venture Exchange is equal to or greater than CAD$0.20 per share for a period of 15 consecutive trading days, GoviEx may provide holders of the Concurrent Warrants with written notice that holders have 60 days to exercise the Concurrent Warrants on the original terms, failing which the Concurrent Warrants will expire unexercised.

At December 31, 2017, Denison holds 65,144,021 common shares of GoviEx or approximately 18.72% of GoviEx’s issued and outstanding common shares and 31,513,751 common share purchase warrants. GoviEx is a publicly traded company and is listed on the TSX Venture Exchange under the symbol ‘GXU’.

For so long as Denison holds at least 5% of the issued and outstanding common shares of GoviEx, Denison will have the right to appoint one director to the GoviEx board of directors and will have the right to participate in future GoviEx equity financings in order to maintain its pro-rata ownership. Denison’s nominee director, Mr. David Cates, President and Chief Executive Officer of Denison, has been appointed to the GoviEx board of directors.

During 2017, the Company recorded a loss on disposal of $81,000, due to additional transaction costs incurred for professional services related to the transaction with GoviEx. During 2016, the Company recorded operating expenses of $64,000, exploration expenses of $74,000, general and administrative expenses of $280,000, and foreign exchange losses of $5,154,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

Sale of Mongolian Interests

In November 2015, Denison completed the sale of its interest in the Gurvan Saihan Joint Venture (‘GSJV’) to Uranium Industry a.s. (‘Uranium Industry’), of the Czech Republic, pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the ‘GSJV Agreement’). Under the terms of the GSJV Agreement, Denison received $1.25 million in initial payments during 2015, and the right to receive additional contingent consideration of up to $12.0 million, for total consideration of $13.25 million. The contingent consideration is comprised of $10,000,000, payable within 60 days of the issuance of certain mining licenses (the ‘Mining License Receivable’) and up to an additional $2,000,000 within 365 days following the attainment of certain production targets on the mining licenses (the ‘Production Threshold Consideration’), each as more particularly described in Denison’s press release dated December 1, 2015.

In July 2016, the Mineral Resources Authority of Mongolia (‘MRAM’) issued letters to the GSJV notifying it of its intention to grant mining licenses to the GSJV for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects. In September 2016, the mining license certificates for all four projects were formally issued.

As a result, in the third quarter of 2016, the Company recognized the $10,000,000 fair value of the Mining License Receivable and it also recognized a corresponding gain on sale, net of additional applicable transaction costs. The original due date for payment of the Mining License Receivable by Uranium Industry was in November 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (‘Extension Agreement’). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. The Company intends to pursue all proceedings available to it to collect the Mining License Receivable amount, and on December 12, 2017, the Company filed a Request for Arbitration under the Arbitration Rules of the London Court of International Arbitration in relation to the default of Uranium Industry’s obligations under the GSJV Agreement and Extension Agreement. Uranium Industry submitted its response to Denison’s Request for Arbitration and a counterclaim on February 14, 2018. The parties are currently working to appoint a chair of the arbitration panel.

In light of the uncertainty regarding collectability, Denison impaired the $10,000,000 Mining License Receivable to $nil at December 31, 2016. The Production Threshold Consideration is fair valued at $nil and will be re-measured at each subsequent reporting date.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $2,898,000 at December 31, 2017 (December 31, 2016 - $11,838,000). At December 31, 2017, the company also held investments in Guaranteed Investment Certificates (‘GICs’) of $30,136,000 (December 31, 2017 - $nil), which are categorized as short term investments on the balance sheet.

The decrease in cash and cash equivalents of $8,940,000 was due to net cash provided by operations of $12,380,000, net cash provided by financing activities of $13,743,000, and a net foreign exchange gain on the translation of foreign currency balances at period end of $439,000, offset by net cash used in investing activities of $35,502,000.

Net cash provided by operating activities of $12,380,000 during 2017 was predominantly due to the APG Transaction, whereby Denison monetized its rights to receive the proceeds from the toll milling of specified Cigar Lake ore at the McClean Lake mill, for all periods after July 1, 2016, for gross proceeds of CAD$43,500,000. Toll milling revenue received between July 1, 2016 and January 31, 2017 amounted to CAD$3,520,000, and was subsequently paid to APG under the terms of the APG Transaction. The Company recorded the net receipt of funds from APG as a prepayment of future toll milling revenue which has been accounted for as deferred revenue. The cash movements associated with the deferred revenue have been classified as an operating activity, as the presale of the toll milling revenue relates to the principal revenue-generating activities of the Company. This cash inflow was offset by the net loss for the period adjusted for non-cash items and changes in working capital items.

Net cash used in investing activities of $35,502,000 consists primarily of the purchase of GICs for $29,740,000, as well as an increase in restricted cash of $6,849,000. The increase in restricted cash was largely due to the terms of the credit facility with the Bank of Nova Scotia (‘BNS’), which was extended and amended on January 31, 2017 (and again on January 31, 2018), such that the Company is now required to maintain CAD$9,000,000 pledged restricted cash on deposit at BNS. Prior to this, the Company was required to maintain a minimum cash balance at BNS of CAD$5,000,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

Net cash provided by financing activities of $13,743,000 largely reflects the net proceeds received from the Company’s March 2017 private placement issuance of 18,337,000 common shares for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a ‘Common Share’ offering of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a ‘Tranche A Flow Through’ offering of 8,482,000 flow through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a ‘Tranche B Flow Through’ offering of 4,065,000 flow through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The proceeds of the Tranche A and Tranche B flow through share offerings will be used to fund the Company’s Canadian exploration programs through to the end of 2018.

As at December 31, 2017, the Company has spent CAD$1,976,000 toward its obligation to spend CAD$14,499,790 on eligible exploration expenditures as a result of the issuance of the Tranche A and Tranche B flow-through shares in March 2017.

As at December 31, 2017, the Company has fulfilled its obligation to spend CAD$12,405,000 on eligible Canadian exploration expenditures under the flow-through share financing completed in May 2016.

The Company holds the large majority of its cash, cash equivalents, and investments in Canadian dollars. As at December 31, 2017, the Company’s cash and cash equivalents and GICs amount to approximately CAD$41.4 million.

Refer to 2018 OUTLOOK for details of the Company’s working capital requirements for the next twelve months.

Revolving Term Credit Facility

On January 19, 2018, the Company entered into an agreement with BNS to extend the maturity date and the terms of the Company’s credit facility to January 31, 2019 (‘2018 Credit Facility’). Under the 2018 Credit Facility, the Company continues to have access to letters of credit of up to CAD$24,000,000, which is fully utilized for non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the 2017 facility.

Contractual Obligations and Contingencies

The Company has the following contractual obligations at December 31, 2017:

					After
(in thousands)	Total	1 Year	2-3 Years	4-5 Years	5 Years
Operating Leases and other commitments	$994	$188	$324	$247	$235

Reclamation Sites

The Company periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. The Company’s reclamation liability, at December 31, 2017, is estimated to be $22,724,000, which is expected to be sufficient to cover the projected future costs for reclamation of the Company’s mill and mine operations. There can be no assurance, however, that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

Elliot Lake – The Elliot Lake uranium mine was closed in 1992 and capital works to decommission the site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the CNSC. In the fourth quarter of 2017, an adjustment of $56,000 was made to the reclamation liability to reflect the Company’s best estimate of the present value of the total reclamation cost that will be required in the future. Spending on restoration activities at the Elliot Lake sites is funded from monies in the Elliot Lake reclamation trust fund. At December 31, 2017, the amount of restricted cash and investments relating to the Elliot Lake reclamation trust fund was $2,431,000.

MANAGEMENT'S DISCUSSION & ANALYSIS

McClean Lake and Midwest – The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of future decommissioning and reclamation activities are prepared every 5 years and filed with the applicable regulatory authorities for approval. The most recent approved reclamation plan is dated March 2016, and the Company’s best estimate of its share of the present value of the total reclamation liability is derived from this plan. In the fourth quarter of 2017, the Company reduced the liability by $20,000 to reflect changes in the long-term discount rate used to estimate the present value of the reclamation liability. The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations, 1996, the Company is required to provide its pro-rata share of financial assurances to the Province of Saskatchewan. Under the March 2016 approved plan, the Company increased its financial assurance to CAD$24,135,000, providing irrevocable standby letters of credit from BNS in favour of Saskatchewan’s Ministry of Environment. At present, to provide the required standby letters of credit, the Company is utilizing the full capacity of the 2018 Credit Facility and has committed an additional CAD$135,000 with BNS as restricted cash collateral. A further CAD$9,000,000 has also been provided as cash collateral for the 2018 Credit Facility.

FINANCIAL INSTRUMENTS

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2017	2016
(in thousands)	Category (1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$2,898	$11,838
Trade and other receivables	Category D		3,819	2,403
Investments
Equity instruments (shares)	Category A	Level 1	2,238	1,228
Equity instruments (warrants)	Category A	Level 2	3,608	2,517
Equity instruments (shares)	Category B	Level 1	20	15
Debt instruments (GIC’s)	Category A	Level 1	30,136	-
Restricted cash and equivalents
Elliot Lake reclamation trust fund Credit facility pledged assets Reclamation letter of credit collateral	Category C Category C Category C		2,431 7,174 107	2,213 - 101
			$52,431	$20,315

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,588	4,141
Debt obligations	Category E		-	276
			$4,588	$4,417
Notes:
1.
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

The Company is exposed to credit risk and liquidity risk in relation to its financial instruments. Its credit risk in relation to its cash and cash equivalents, debt instruments and restricted cash and cash equivalents is limited by dealing with credit worthy financial institutions. The Company’s trade and other receivables balance relates to a small number of customers who are considered credit worthy and with whom the Company has established a relationship through its past dealings.

Liquidity risk, in which the Company may encounter difficulties in meeting obligations associated with its financial liabilities as they become due, is managed through the Company’s planning and budgeting process which determines the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and equivalents and debt instruments and its access to credit facilities and capital markets, if required.

The Company's investments that are designated as financial assets at fair value through profit or loss have resulted in other income of $1,891,000 during 2017 (2016 - $1,473,000).

The Company’s investments designated as available for sale have resulted in an unrealized gains recognized in accumulated other comprehensive income of $4,000 during 2017 (2016 - $3,000).

MANAGEMENT'S DISCUSSION & ANALYSIS

TRANSACTIONS WITH RELATED PARTIES

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC, which was renewed in 2016 with an effective date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following amounts were earned from UPC for the years ended:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands)	2017	2016

Management Fee Revenue
Base and variable fees	$1,108	$1,291
Discretionary fees	-	77
Commission fees	289	116
	$1,397	$1,484

At December 31, 2017, accounts receivable includes $383,000 (December 31, 2016 – $160,000) due from UPC with respect to the fees and transactions discussed above.

Korea Electric Power Corporation (‘KEPCO’) and KHNP

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%.

KHNP, through its subsidiaries, is also the majority member of the KWULP. KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (‘WLUC’) and WLULP, entities whose key asset is the Waterbury Lake property. At December 31, 2017, Denison holds a 60% interest in WLUC and a 64.22% interest in WLULP - the other 40% and 35.78% respective interests in these entities is held by KWULP. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (‘Dilution Agreement’). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments in December 2016 and January 2018, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate CAD$15,000,000 until December 31, 2018.

MANAGEMENT'S DISCUSSION & ANALYSIS

In 2016, Denison funded 100% of the approved fiscal 2016 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 61.55% to 63.01%, which was accounted for using an effective date of August 31, 2016. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $600,000.

Other

All services and transactions with the following related parties listed below were made on terms equivalent to those that prevail with arm’s length transactions:

●
During 2017, the Company incurred investor relations, administrative service fees and other expenses of $147,000 (2016 – $140,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2017, an amount of $nil (December 31, 2016 – $nil) was due to this company.

●
During 2017, the Company incurred office expenses of $46,000 (2016 - $23,000) with Lundin S.A, a company which provides office and administration services to the Executive Chairman, other directors and management of Denison. At December 31, 2017, an amount of $nil (December 31, 2016 – $6,000) was due to this company.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Year Ended December 31,	Year Ended December 31,
(in thousands)		2017	2016

Salaries and short-term employee benefits		$(1,348)	$(1,163)
Share-based compensation		(834)	(262)
		$(2,182)	$(1,425)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 19, 2018, the Company entered into an agreement with the Bank of Nova Scotia to extend the maturity date and the terms of the 2017 facility. Under the 2018 Credit Facility, the maturity date has been extended to January 31, 2019 and the Company continues to have access to credit up to CAD$24,000,000 whose use is restricted to non-financial letters of credit in support of reclamation obligations. All other terms of the 2018 Credit Facility (tangible net worth covenant, pledged cash, investments amount and security for the facility) remain unchanged from those of the 2017 facility.

The 2018 Credit Facility is subject to letter of credit and standby fees of 2.40% (0.40% on the first CAD$9,000,000) and 0.75% respectively.

MANAGEMENT'S DISCUSSION & ANALYSIS

OUTSTANDING SHARE DATA

At March 8, 2017, there were 559,183,209 common shares issued and outstanding, stock options outstanding for 11,799,650 Denison common shares, and 1,673,077 share purchase warrants outstanding for a total of 572,655,936 common shares on a fully-diluted basis.

OUTLOOK FOR 2018

Denison’s plans for 2018 are a continuation of its strategy focused on the activities necessary to position it as the next uranium producer in Canada. Accordingly, the 2018 budget is heavily concentrated on evaluation and exploration activities designed to strategically advance the Company’s 63.3% owned flagship Wheeler River project.

(CAD ‘000)	2018 BUDGET
Canada (1)
Development & Operations	(5,230)
Mineral Property Exploration & Evaluation	(16,760)
(21,990)
Other (1)
UPC Management Services	1,230
DES Environmental Services	1,330
Corporate Administration & Other	(4,760)
(2,200)
Total(2)	$ (24,190)
Notes:
1.
Budget figures are expressed in Canadian dollars as the Company’s presentation currency changed to the Canadian dollar effective January 1, 2018. See PENDING CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING PRONOUNCEMENTS for more details.
2.
Only material operations shown.

Development & Operations

In 2018, Denison’s share of operating and capital expenditures at McClean Lake and Midwest are budgeted to be CAD$4.3 million. Operating expenditures at McClean include CAD$3,965,000 in respect of Denison’s share of the planned 2018 budget for the advancement of the SABRE mining method. The 2018 SABRE program includes the re-design and fabrication of the SABRE mining equipment as well as the drilling and casing of test mining holes to the top of the McClean North orebody in preparation for test mining activities planned for 2019.

2018 operating expenditures are also expected to include CAD$751,000 for reclamation expenditures at Denison’s legacy Elliot Lake mine site.

Mineral Property Exploration & Evaluation

The Company’s budget for exploration and evaluation activities in 2018 is approximately CAD$16.8 million (Denison’s share). Including partner’s share of expenses, the projected 2018 exploration and evaluation work program is budgeted to be CAD$21.8 million, and is expected to include approximately 80,000 metres of drilling across six of Denison’s projects. The budget will be mainly focused on the Company’s high priority projects, namely Wheeler River, Waterbury Lake and Hook-Carter. Consistent with past years, the majority of the exploration activity will occur during the winter and summer months, resulting in higher levels of expenditures in the first and third quarters of 2018. Evaluation activities are expected to continue at the Wheeler River project throughout the year.

Wheeler River

A CAD$13.1 million budget (100% basis) has been approved for the Wheeler River project. The budget includes exploration expenditures of CAD$9.5 million and evaluation expenditures of CAD$3.6 million.

Denison’s share of the budget is expected to be CAD$9.8 million, which represents 75% of joint venture expenses. The increased funding by Denison (ownership of 63.3%) in 2017 and 2018 is in accordance with an agreement amongst the WRJV partners, which allows Denison to increase its interest in the project to up to approximately 66% by the end of 2018. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share to the end of 2018, and JCU will continue to fund its 10% interest in the project (see Denison’s press release dated January 10, 2017).

MANAGEMENT'S DISCUSSION & ANALYSIS

The 2018 exploration program is expected to include approximately 45,000 metres of diamond drilling in 60 drill holes and will be results oriented with an initial focus on step-out drilling along strike of the Gryphon deposit and drill testing of high-priority and largely untested regional targets on the property.

■
Gryphon Exploration Drilling

The Gryphon deposit remains open in numerous areas with a significant amount of potential for future resource growth. Priority target areas include: (1) Along strike to the northeast of the E series lenses, where both unconformity and basement potential exists; (2) Down plunge of the A and B series lenses; (3) Along strike to the northeast and southwest of the D series lenses; and (4) Within the currently defined D series lenses, where additional high-grade shoots may exist.

■
Regional Exploration Drilling

Very little regional exploration has taken place on the property in recent years, with drilling efforts focused on the Phoenix and Gryphon deposits, which were discovered by Denison in 2008 and 2014 respectively. The property is host to numerous uranium-bearing lithostructural corridors which are under- or unexplored and have the potential for additional large, high-grade unconformity or basement hosted deposits. The 2018 exploration program will see renewed focus along these corridors to follow-up on previous mineralized drill results, or to test geophysical targets identified from past surveys.

The 2018 evaluation program will be aimed at completion of the Wheeler River PFS during the year. As outlined in the Company’s press release dated January 4, 2018, Denison has assembled a group of leading engineering and consulting firms to support the Company’s in-house project development team in the completion of the PFS.

Exploration Pipeline Properties

While focused on advancing Wheeler River in 2018, Denison remains active on a select group of high-priority exploration pipeline projects – each assessed to have the potential to deliver a meaningful discovery of new uranium mineralization.

Denison-Operated Projects

Exploration drill programs are planned on three high-priority Denison-operated exploration pipeline projects – including Waterbury Lake, Hook-Carter and South Dufferin.

■
Waterbury Lake Project

The Huskie Zone was discovered during the Company’s summer 2017 drilling program at Waterbury Lake. The mineralized zone discovered in 2017 is entirely basement-hosted occurring between 50 and 175 metres vertically below the sub-Athabasca unconformity (265 and 390 metres vertically below surface) and measuring approximately 100 metres along strike (extent of 2017 drilling), up to 120 metres along dip, with individual lenses varying in interpreted true thickness between approximately 2 and 7 metres. The zone is wide-open in all directions in terms of the mineralization and associated alteration intersected. The 2018 exploration program is budgeted at CAD$3.5 million (100% Denison funded with KWULP continuing to dilute) and is designed with the potential to expand the Huskie zone mineralization through step-out drilling. A diamond drilling program of approximately 14,400 metres in 36 drill holes is planned for 2018 and is expected to be carried out during the winter and summer drilling seasons.

■
Hook-Carter Project

The Hook-Carter property consists of 45 claims covering 20,522 hectares and is located in the western portion of the Athabasca Basin. The project is highlighted by 15 kilometres of strike potential along the prolific Patterson Corridor – host to the recently discovered Arrow deposit (NexGen Energy Ltd.), Triple R deposit (Fission Uranium Corp.), and Spitfire discovery (Purepoint Uranium Group Inc., Cameco, and Orano Canada), which occur within 8 to 20 kilometres of the property. The property is significantly underexplored compared to other properties along this trend, with only five of eight historic drill holes located along the 15 kilometres of Patterson Corridor strike length. The property also covers significant portions of the Derkson and Carter Corridors, which provide additional priority target areas.

MANAGEMENT'S DISCUSSION & ANALYSIS

During 2017, exploration activities at the Hook-Carter project included ground electromagnetic and resistivity surveying covering 7.5 kilometres of strike along the shallower portions of the Patterson Corridor. The surveys have generated numerous compelling unconformity and basement targets which Denison believes warrant drill testing. A diamond drilling program is planned for the winter of 2018, consisting of approximately 10,000 metres in 17 drill holes, with a budget of CAD$2.2 million (100% Denison funded due to ALX’s carried interest). The property is owned 80% by Denison and 20% by ALX, and Denison has agreed to fund ALX's share of the first CAD$12M in expenditures (see Denison’s Press Releases dated October 13th and November 7th, 2016).

■
South Dufferin

The South Dufferin project is 100% Denison owned and located just off the southern margin of the Athabasca Basin of northern Saskatchewan. The property covers the southern extension of the Virgin River Shear Zone, which hosts known uranium mineralization at Cameco’s Centennial deposit approximately 20 to 25 kilometres along trend to the north. Exploration potential exists for basement-hosted uranium mineralization associated with the Dufferin Lake fault (which has an apparent offset of 200 m+) and parallel faults within the Virgin Lake Shear zone.

Priority drill targets have been developed across the property from recent ground geochemical and geophysical surveying. A diamond drilling program is planned for summer 2018 comprising approximately 2,200 metres of drilling in 16 holes with a total budget of approximately CAD$1.0 million.

Non-Operated Projects

The 2018 budget also provides for funding of Denison’s share of Orano Canada operated exploration programs at the McClean Lake project (22.5% Denison) and Midwest project (25.17% Denison), with a total budget of CAD$570,000 (Denison’s share).

MANAGEMENT AND ENVIRONMENTAL SERVICES

Net management fees expected for 2018 from the management services agreement with UPC are budgeted at CAD$1.2 million. A portion of the management fees earned from UPC are based on UPC’s net asset value, and thus the uranium spot price. Denison’s budget for 2018 assumes a uranium spot price of $20.00 per pound U3O8. Each $2 per pound U3O8 increase is expected to translate into approximately CAD$0.2 million in additional management fees to Denison.

Revenue from operations at DES during 2018 is budgeted to be CAD$9.6 million, and operating, overhead, and capital expenditures are budgeted to be CAD$8.3 million.

CORPORATE ADMINISTRATION AND OTHER

Corporate administration expenses are budgeted to be CAD$4.7 million in 2018 and include head office salaries and benefits, office costs, audit and regulatory costs, legal fees, investor relations expenses and all other costs related to operating a public company with listings in Canada and the United States.

In addition to Corporate administration expenses in 2018, letter of credit and standby fees relating to the 2018 Credit Facility are expected to be approximately CAD$400,000, which is expected to be largely offset by interest income on the Company’s short-term investments.

ADDITIONAL INFORMATION

CONTROLS AND PROCEDURES

The Company carried out an evaluation, under the supervision and with the participation of its management, including the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s ‘disclosure controls and procedures’ (as defined in the Exchange Act Rule 13a-15(e)) as of the end of the period covered by this report. Based upon that evaluation, the President and Chief Executive Officer and the Vice-President Finance and Chief Financial Officer concluded that the Company’s disclosure controls and procedures are effective as of December 31, 2017.

MANAGEMENT'S DISCUSSION & ANALYSIS

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

There has not been any change in the Company’s internal control over financial reporting that occurred during 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Significant estimates and judgements made by management relate to:

Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a ‘sufficiently advanced’ determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal and value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

Deferred revenue – toll milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively ‘APG’). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 13 to the audited consolidated financial statements) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the ‘APG Arrangement’). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (ie: debt) or deferred revenue.

MANAGEMENT'S DISCUSSION & ANALYSIS

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is ‘probable’ that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

PENDING CHANGE IN ACCOUNTING POLICY AND NEW ACCOUNTING PRONOUNCEMENTS

Pending Change in Accounting Policy

Subsequent to the divestiture of Denison’s African-based uranium interests in 2016 and Mongolian uranium interests in 2015, the Company has focused its activities on becoming the next uranium producer in Canada. As a result of this change in focus, the Company will change its reporting currency from the U.S. dollars to Canadian dollars effective January 1, 2018. This change will be accounted for as a change in accounting policy and the comparative periods will be restated to reflect the change.

Accounting Standards Issued But Not Yet Applied

The Company will adopt the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2018:

International Financial Reporting Standard 9, Financial Instruments (‘IFRS 9’)

In July 2014, the IASB published the final version of IFRS 9, which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

Denison will adopt IFRS 9 on January 1, 2018 and has identified certain modifications to the Company’s current accounting policies that are expected to be required. Notable changes include (1) investments in equity securities currently being accounted for as fair value through other comprehensive income will need to be accounted for as fair value through profit and loss under IFRS 9, and (2) impairments on loan and receivables currently being recognized when there is objective evidence of impairment will need to be recognized based upon an expected credit loss model under IFRS 9.

MANAGEMENT'S DISCUSSION & ANALYSIS

Neither of these changes are significant in amount and the adoption of IFRS 9 will not have a material impact on Denison’s reported financial results.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (‘IFRS 15’)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction Contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has reviewed its contracts with customers with and does not expect that the timing or amounts of revenue currently recognized related to its UPC management services and DES care and maintenance contracts will be impacted by the transition to IFRS 15. It is anticipated, however, that the accounting for the APG Transaction will be impacted by the adoption of IFRS 15 resulting from the fact that there is a significant financing component in the contract as defined by IFRS 15 (See REVENUES for further details of the APG Transaction). It is expected that the finance costs and revenue will increase on adoption of this standard. The Company will use the modified retrospective approach of adoption.

International Financial Reporting Standard 16, Leases (‘IFRS 16’)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 ‘Leases’. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency for a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard and will not adopt the standard early.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares (the ‘Shares’), including the factors listed below. The following information pertains to the outlook and conditions currently known to Denison that could have a material impact on the financial condition of Denison. Other factors may arise in the future that are currently not foreseen by management of Denison, which may present additional risks in the future. Current and prospective security holders of Denison should carefully consider these risk factors.

Speculative Nature of Exploration and Development

Exploration for minerals and the development of mineral properties is speculative, and involves significant uncertainties and financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are commercially mineable or ultimately developed into producing mines. Major expenses may be required to properly evaluate the prospectivity of an exploration property, to develop new ore bodies and to estimate mineral resources and establish mineral reserves. There is no assurance that the Company’s uranium deposits are commercially mineable.

Imprecision of Mineral Reserve and Resource Estimates
Mineral reserve and resource figures are estimates, and no assurances can be given that the estimated quantities of uranium are in the ground and could be produced or that Denison will receive the prices assumed in determining its mineral reserves. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry best practices. Valid estimates made at a given time may significantly change when new information becomes available. While Denison believes that the mineral reserve and resource estimates included are well established and reflect management’s best estimates, by their nature, mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences and geological interpretations which may ultimately prove inaccurate. Furthermore, market price fluctuations, as well as increased capital or production costs or reduced recovery rates, may render mineral reserves and resources uneconomic and may ultimately result in a restatement of mineral reserves and resources. The evaluation of mineral reserves or resources is always influenced by economic and technological factors, which may change over time.

MANAGEMENT'S DISCUSSION & ANALYSIS

Inability to Expand and Replace Mineral Reserves and Resources

Denison’s mineral reserves and resources at its McClean Lake, Midwest, Wheeler River and Waterbury Lake projects are Denison’s material future sources of uranium concentrates. Unless other mineral reserves or resources are discovered, Denison’s sources of future production for uranium concentrates will decrease over time when its current mineral reserves and resources are depleted. There can be no assurance that Denison’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while Denison believes that many of its properties demonstrate development potential, there can be no assurance that they can or will be successfully developed and put into production or that they will be able to replace production in future years.

Economics of Developing Mineral Properties

Denison’s current and future uranium production is dependent in part on the successful discovery and development of new ore bodies and/or revival of previously existing mining operations. It is impossible to ensure that Denison’s current exploration and development programs will result in profitable commercial mining operations. Where the Company has been able to estimate the existence of mineral resources and mineral reserves, substantial expenditures will be required to establish economic feasibility for commercial development and to obtain the required environmental approvals, permitting and assets to commence commercial operations.

The economic feasibility of development projects is based upon many factors, including, among others: the accuracy of mineral reserve and resource estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, infrastructure, land tenure, land use, importing and exporting, and environmental protection; political and economic climate; and uranium prices, which are historically cyclical. Development projects are also subject to the successful completion of engineering studies, issuance of necessary governmental permits and availability of adequate financing.

Development projects have no operating history upon which to base estimates of future cash flow. Denison’s estimates of mineral reserves and resources and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. The decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified engineers and/or geologists, all of which involves significant expense. Economic analyses and feasibility studies derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and alternate mining methods.

As at the date hereof, the results of economic analyses for Denison's projects are preliminary in nature and include inferred mineral resources, which are considered too speculative geologically to have the economic considerations applied that would enable them to be categorized as mineral reserves. There is no certainty that any forecasts in an economic analysis prepared by or for the Company would be realizable or that any resources would ever be upgraded to reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from Denison’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated. The ability to sell and profit from the sale of any eventual mineral production from a property will be subject to the prevailing conditions in the applicable marketplace at the time of sale. The demand for uranium and other minerals is subject to global economic activity and changing attitudes of consumers and other end-users’ demand. Many of these factors are beyond the control of a mining company and therefore represent a market risk which could impact the long term viability of Denison and its operations.

Benefits Not Realized From Transactions

Denison has completed a number of transactions over the last several years, including without limitation the acquisition of International Enexco Ltd, the acquisition of Fission Energy Corp., the acquisition of JNR Resources Inc., the sale of its mining assets and operations located in the United States to Energy Fuels Inc., the sale of its interest in the GSJV, the Africa Transaction, the optioning of the Moore Lake property to Skyharbour, the acquisition of an 80% interest in the Hook-Carter property from ALX, the acquisition of an interest in the Moon Lake property from CanAlaska and entering into the APG Transaction. Despite Denison’s belief that these transactions, and others which may be completed in the future, will be in Denison’s best interest and benefit the Company and Denison’s shareholders (‘Shareholders’), Denison may not realize the anticipated benefits of such transactions or realize the full value of the consideration paid or received to complete the transactions. This could result in significant accounting impairments or write-downs of the carrying values of mineral properties or other assets and could adversely impact the Company and the price of its Shares.

MANAGEMENT'S DISCUSSION & ANALYSIS

Volatility and Sensitivity to Market Prices

The long and short term market prices of U3O8 affect the value of Denison’s mineral resources and the market price of the Shares. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond Denison’s control. Such factors include, among others: demand for nuclear power, political and economic conditions in uranium producing and consuming countries, public and political response to nuclear incidents, reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails, sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants, uranium supplies from other secondary sources, and production levels and costs of production from primary uranium suppliers.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a clean means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are, to some extent, interchangeable with nuclear energy, particularly over the longer term. Technical advancements in, and historically large government subsidies for, renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates. Sustained lower prices of alternate forms of energy may result in lower demand for uranium concentrates.

Current estimates project significant increases in the world’s nuclear power generating capacities, primarily as a result of a significant number of nuclear reactors that are under construction, planned, or proposed in China, India and various other countries around the world. Market projections for future demand for uranium are based on various assumptions regarding the rate of construction and approval of new nuclear power plants, as well as continued public acceptance of nuclear energy around the world. The rationale for adopting nuclear energy can be varied, but often includes the clean and environmentally friendly operation of nuclear power plants, as well as the affordability and round-the-clock reliability of nuclear power. A change in public sentiment regarding nuclear energy could have a material impact on the number of nuclear power plants under construction, planned or proposed, which could have a material impact on the market’s and the Company’s expectations for the future demand for uranium and the future price of uranium.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of Denison's securities is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuation, or changes in its financial condition or results of operations as reflected in its periodic earnings reports and/or news releases. Other factors unrelated to the performance of Denison that may have an effect on the price of the securities of Denison include the following: the extent of analytical coverage available to investors concerning the business of Denison; lessening in trading volume and general market interest in Denison's securities; the size of Denison's public float and its inclusion in market indices may limit the ability of some institutions to invest in Denison's securities; and a substantial decline in the price of the securities of Denison that persists for a significant period of time could cause Denison's securities to be delisted from an exchange. If an active market for the securities of Denison does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline such that investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of Denison at any given point in time may not accurately reflect the long-term value of Denison. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. Denison may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Dilution from Further Equity Financing

While active in exploring for new uranium discoveries in the region, Denison’s present focus is on advancing the Wheeler River project to a development decision, with the potential to become the next large scale uranium producer in Canada. Denison will require additional funds to further such activities. If Denison raises additional funding by issuing additional equity securities, such financing would substantially dilute the interests of Shareholders and reduce the value of their investment.

MANAGEMENT'S DISCUSSION & ANALYSIS

Reliance on Other Operators
At some of its properties, Denison is not the operator and therefore is not in control of all of the activities and operations at the site. As a result, Denison is and will be, to a certain extent, dependent on the operators for the nature and timing of activities related to these properties and may be unable to direct or control such activities.

As an example, Orano Canada is the operator and majority owner of the McClean Lake and Midwest joint ventures in Saskatchewan, Canada. The McClean Lake mill employs unionized workers who work under collective agreements. Orano Canada, as the operator, is responsible for most operational and production decisions and all dealings with unionized employees. Orano Canada may not be successful in its attempts to renegotiate the collective agreements, which may impact mill and mining operations. Similarly, Orano Canada is responsible for all licensing and dealings with various regulatory authorities. Any lengthy work stoppages or disruption to the operation of the mill or mining operations as a result of a licensing matter or regulatory compliance may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Reliance on Contractors and Experts
In various aspects of its operations, Denison relies on the services, expertise and recommendations of its service providers and their employees and contractors, whom often are engaged at significant expense to the Company. For example, the decision as to whether a property contains a commercial mineral deposit and should be brought into production will depend in large part upon the results of exploration programs and/or feasibility studies, and the recommendations of duly qualified third party engineers and/or geologists. In addition, while Denison emphasizes the importance of conducting operations in a safe and sustainable manner, it cannot exert absolute control over the actions of these third parties when providing services to Denison or otherwise operating on Denison’s properties. Any material error, omission, act of negligence or act resulting in environmental pollution, accidents or spills, industrial and transportation accidents, work stoppages or other actions could seriously adversely affect the Company’s operations and financial condition.

Property Title Risk
The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to its detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including the Canadian, provincial and local governments, as well as by First Nations and Métis.

There is also a risk that Denison's title to, or interest in, its properties may be subject to defects or challenges. If such defects or challenges cover a material portion of Denison's property, they could materially and adversely affect Denison's results of operations and financial condition, its reported mineral reserves and resources or its long -term business prospects.

Competition for Properties

Significant competition exists for the limited supply of mineral lands available for acquisition. Many participants in the mining business include large~~,~~ established companies with long operating histories. The Company may be at a disadvantage in acquiring new properties as competitors may have greater financial resources and more technical staff. Accordingly, there can be no assurance that the Company will be able to compete successfully to acquire new properties or that any such acquired assets would yield resources or reserves or result in commercial mining operations.

Global Financial Conditions

Global financial conditions continue to be subject to volatility arising from international geopolitical developments and global economic phenomenon, as well as general financial market turbulence. Access to public financing and credit can be negatively impacted by the effect of these events on Canadian and global credit markets. The health of the global financing and credit markets may impact the ability of Denison to obtain equity or debt financing in the future and the terms at which financing or credit is available to Denison. These increased levels of volatility and market turmoil could adversely impact Denison's operations and the trading price of the Shares.

MANAGEMENT'S DISCUSSION & ANALYSIS

Ability to Maintain Obligations under the 2018 Credit Facility and Other Debt

Denison is required to satisfy certain financial covenants in order to maintain its good standing under the 2018 Credit Facility. Denison is also subject to a number of restrictive covenants under the APG Transaction. Denison may from time to time enter into other arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that have similar obligations or that restrict its business in some way. Events may occur in the future, including events out of Denison's control, which could cause Denison to fail to satisfy its obligations under the 2018 Credit Facility, APG Transaction or other debt instruments. In such circumstances, the amounts drawn under Denison's debt agreements may become due and payable before the agreed maturity date, and Denison may not have the financial resources to repay such amounts when due. The 2018 Credit Facility and APG Transaction are secured by DMI's main properties by a pledge of the shares of DMI. If Denison were to default on its obligations under the 2018 Credit Facility, APG Transaction or other secured debt instruments in the future, the lender(s) under such debt instruments could enforce their security and seize significant portions of Denison's assets.

Change of Control Restrictions

The APG Transaction and certain other of Denison’s agreements contain provisions that could adversely impact Denison in the case of a transaction that would result in a change of control of Denison or certain of its subsidiaries. In the event that consent is required from our counterparty and our counterparty chooses to withhold its consent to a merger or acquisition, then such party could seek to terminate certain agreements with Denison, including certain agreements forming part of the APG Transaction, or require Denison to buy the counterparty’s rights back from them, which could adversely affect Denison’s financial resources and prospects. If applicable, these restrictive contractual provisions could delay or discourage a change in control of our company that could otherwise be beneficial to Denison or its shareholders.

Capital Intensive Industry and Uncertainty of Funding

The exploration and development of mineral properties and the ongoing operation of mines and facilities requires a substantial amount of capital and may depend on Denison’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. General market conditions, volatile uranium markets, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary to fund additional exploration of the Company’s projects or to take advantage of opportunities for acquisitions~~.~~, or for the substantial capital that is typically required in order to bring a mineral project, such as the Wheeler River project, to a production decision or to place a property, such as the Wheeler River project, into commercial production. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, and failure to obtain such additional financing could result in the delay or indefinite postponement of the Company’s exploration, development or other growth objectives.

Decommissioning and Reclamation

As owner of the Elliot Lake decommissioned sites and part owner of the McClean Lake mill, McClean Lake mines, the Midwest uranium project and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. A large part, but not all, of the Company’s reclamation obligations are secured, and cash and other assets of the Company have been reserved to secure this obligation. Although the Company’s financial statements record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained on the Company’s financial statements.

As Denison’s properties approach or go into decommissioning, regulatory review of the Company’s decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required from Denison in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for Denison’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium or reduce the value of Denison’s environmental services to potential customers. In addition, Denison’s competitors may adopt technological advancements that give them an advantage over Denison.

 37

MANAGEMENT'S DISCUSSION & ANALYSIS

Mining and Insurance

Denison’s business is capital intensive and subject to a number of risks and hazards, including environmental pollution, accidents or spills, industrial and transportation accidents, labour disputes, changes in the regulatory environment, natural phenomena (such as inclement weather conditions, earthquakes, pit wall failures and cave-ins) and encountering unusual or unexpected geological conditions. Many of the foregoing risks and hazards could result in damage to, or destruction of, Denison’s mineral properties or processing facilities in which it has an interest, personal injury or death, environmental damage, delays in or interruption of or cessation of production or processing in Denison’s exploration or development activities, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium exploration, mining and processing, as applicable, additional costs and risks are incurred by Denison and its joint venture partners on a regular and ongoing basis.

Although Denison maintains insurance to cover some of these risks and hazards in amounts it believes to be reasonable, such insurance may not provide adequate coverage in the event of certain circumstances. No assurance can be given that such insurance will continue to be available, that it will be available at economically feasible premiums, or that it will provide sufficient coverage for losses related to these or other risks and hazards.

Denison may be subject to liability or sustain loss for certain risks and hazards against which it cannot insure or which it may reasonably elect not to insure because of the cost. This lack of insurance coverage could result in material economic harm to Denison.

Dependence on Issuance of Licence Amendments and Renewals

Orano Canada maintains the regulatory licences in order to operate the McClean Lake mill, all of which are subject to renewal from time to time and are required in order for the mill to operate in compliance with applicable laws and regulations. In addition, depending on Orano Canada’s or the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licences from time to time. While Orano Canada and the Company have been successful in renewing its licences on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such licence renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Governmental Regulation and Policy Risks

Uranium mining and milling operations and exploration activities, as well as the transportation and handling of the products produced, are subject to extensive regulation by federal, provincial and state governments. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, mine decommissioning and reclamation, mine safety, toxic substances, transportation safety and emergency response, and other matters. Compliance with such laws and regulations is currently, and has historically, increased the costs of exploring, drilling, developing, constructing, operating and closing Denison’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact Denison’s decision with respect to exploration and development properties, including whether to proceed with exploration or development, or that such laws and regulations may result in Denison incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. Denison expends significant financial and managerial resources to comply with such laws and regulations. Denison anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. Because legal requirements are frequently changing and subject to interpretation, Denison is unable to predict the ultimate cost of compliance with these requirements or their effect on operations. Furthermore, future changes in governments, regulations and policies, such as those affecting Denison’s mining operations and uranium transport could materially and adversely affect Denison’s results of operations and financial condition in a particular period or its long-term business prospects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside Denison’s control. Any significant delays in obtaining or renewing such permits or licences in the future could have a material adverse effect on Denison.

MANAGEMENT'S DISCUSSION & ANALYSIS

Global Demand and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is relatively small compared to other minerals, competitive and heavily regulated. Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions. The supply and marketing of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Denison and may affect the supply of uranium available in the United States and Europe, which are currently the largest markets for uranium in the world, as well as the future of supply to developing markets, such as China and India. If substantial changes are made to the regulations affecting global marketing and supply, the Company’s business, financial condition and results of operations may be materially adversely affected.

Environmental, Health and Safety Risks

Denison has expended significant financial and managerial resources to comply with environmental protection laws, regulations and permitting requirements in each jurisdiction where it operates, and anticipates that it will be required to continue to do so in the future as the historical trend toward stricter environmental regulation may continue. The uranium industry is subject to, not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional risks uniquely associated with uranium mining and processing. The possibility of more stringent regulations exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining and processing sites, and other environmental matters each of which could have a material adverse effect on the costs or the viability of a particular project.

Denison’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met, and Denison’s right to continue operating its facilities is, in a number of instances, dependent upon compliance with such conditions. Failure to meet any such condition could have a material adverse effect on Denison’s financial condition or results of operations.

Although the Company believes its operations are in compliance, in all material respects, with all relevant permits, licences and regulations involving worker health and safety as well as the environment, there can be no assurance regarding continued compliance or ability of the Company to meet stricter environmental regulation, which may also require the expenditure of significant additional financial and managerial resources.

Mining companies are often targets of actions by non-governmental organizations and environmental groups in the jurisdictions in which they operate. Such organizations and groups may take actions in the future to disrupt Denison's operations. They may also apply pressure to local, regional and national government officials to take actions which are adverse to Denison's operations. Such actions could have an adverse effect on Denison's ability to produce and sell its products, and on its financial position and results.

Aboriginal Title and Consultation Issues

First Nations and Métis title claims as well as related consultation issues may impact Denison’s ability and that of its joint venture partners to pursue exploration, development and mining at its Saskatchewan properties. Pursuant to historical treaties, First Nations bands in Northern Saskatchewan ceded title to most traditional lands but continue to assert title to the minerals within the lands. Managing relations with the local native bands is a matter of paramount importance to Denison. There may be no assurance, however, that title claims as well as related consultation issues will not arise on or with respect to the Company’s properties.

Anti-Bribery and Anti-Corruption Laws

The Company is subject to anti-bribery and anti-corruption laws, including the Corruption of Foreign Public Officials Act (Canada). Failure to comply with these laws could subject the Company to, among other things, reputational damage, civil or criminal penalties, other remedial measures and legal expenses which could adversely affect the Company’s business, results from operations, and financial condition. It may not be possible for the Company to ensure compliance with anti-bribery and anti-corruption laws in every jurisdiction in which its employees, agents, sub-contractors or joint venture partners are located or may be located in the future.

MANAGEMENT'S DISCUSSION & ANALYSIS

Climate Change

Due to changes in local and global climatic conditions, many analysts and scientists predict an increase in the frequency of extreme weather events such as floods, droughts, forest and brush fires and extreme storms. Such events could materially disrupt the Company’s operations, particularly if they affect the Company’s sites, impact local infrastructure or threaten the health and safety of the Company’s employees and contractors. In addition, reported warming trends could result in later freeze-ups and warmer lake temperatures, affecting the Company’s winter exploration programs at certain of its material projects. Any of such events could result in material economic harm to Denison.

Increased environmental regulation and/or the use of fiscal policy by regulators in response to concerns over climate change and other environmental impacts, such as additional taxes levied on activities deemed harmful to the environment, could have a material adverse effect on Denison’s financial condition or results of operations.

Information Systems and Cyber Security

The Company's operations depend upon the availability, capacity, reliability and security of its information technology (IT) infrastructure, and its ability to expand and update this infrastructure as required, to conduct daily operations. Denison relies on various IT systems in all areas of its operations, including financial reporting, contract management, exploration and development data analysis, human resource management, regulatory compliance and communications with employees and third parties.

These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as network and/or hardware disruptions resulting from incidents such as unexpected interruptions or failures, natural disasters, fire, power loss, vandalism and theft. The Company's operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures.

The ability of the IT function to support the Company’s business in the event of any such occurrence and the ability to recover key systems from unexpected interruptions cannot be fully tested. There is a risk that, if such an event actually occurs, the Company’s continuity plan may not be adequate to immediately address all repercussions of the disaster. In the event of a disaster affecting a data centre or key office location, key systems may be unavailable for a number of days, leading to inability to perform some business processes in a timely manner. As a result, the failure of Denison’s IT systems or a component thereof could, depending on the nature of any such failure, adversely impact the Company's reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. Unauthorized access to Denison’s IT systems by employees or third parties could lead to corruption or exposure of confidential, fiduciary or proprietary information, interruption to communications or operations or disruption to the Company’s business activities or its competitive position. Further, disruption of critical IT services, or breaches of information security, could have a negative effect on the Company’s operational performance and its reputation. The Company's risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority.

The Company applies technical and process controls in line with industry-accepted standards to protect information, assets and systems; however these controls may not adequately prevent cyber-security breaches. There is no assurance that the Company will not suffer losses associated with cyber-security breaches in the future, and may be required to expend significant additional resources to investigate, mitigate and remediate any potential vulnerabilities. As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Dependence on Key Personnel and Qualified and Experienced Employees

Denison’s success depends on the efforts and abilities of certain senior officers and key employees. Certain of Denison’s employees have significant experience in the uranium industry, and the number of individuals with significant experience in this industry is small. While Denison does not foresee any reason why such officers and key employees will not remain with Denison, if for any reason they do not, Denison could be adversely affected. Denison has not purchased key man life insurance for any of these individuals. Denison’s success also depends on the availability of qualified and experienced employees to work in Denison’s operations and Denison’s ability to attract and retain such employees.

MANAGEMENT'S DISCUSSION & ANALYSIS

Conflicts of Interest

Some of the directors and officers of Denison are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences would be that corporate opportunities presented to a director or officer of Denison may be offered to another company or companies with which the director or officer is associated, and may not be presented or made available to Denison. The directors and officers of Denison are required by law to act honestly and in good faith with a view to the best interests of Denison, to disclose any interest which they may have in any project or opportunity of Denison, and, where applicable for directors, to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Ontario Business Corporations Act (‘OBCA’).

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to the company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Potential Influence of KEPCO and KHNP

Effective December 2016, KEPCO transferred the majority of its interest in Denison to KEPCO’s subsidiary, KHNP. Denison and KHNP subsequently entered into the KHNP SRA (on substantially similar terms as the original strategic relationship agreement between Denison and KEPCO), pursuant to which KHNP Canada is contractually entitled to Board representation. Provided KHNP Canada holds over 5% of the Shares, it is entitled to nominate one director for election to the Board at any Shareholder meeting.

KHNP Canada’s shareholding level gives it a large vote on decisions to be made by shareholders of Denison, and its right to nominate a director may give KHNP Canada influence on decisions made by Denison's Board. Although KHNP Canada’s director nominee will be subject to duties under the OBCA to act in the best interests of Denison as a whole, such director nominee is likely to be an employee of KHNP and he or she may give special attention to KHNP’s or KEPCO’s interests as indirect Shareholders. The interests of KHNP and KEPCO, as indirect Shareholders, may not always be consistent with the interests of other Shareholders.

The KHNP SRA also includes provisions granting KHNP Canada a right of first offer for certain asset sales and the right to be approached to participate in certain potential acquisitions. The right of first offer and participation right of KHNP Canada may negatively affect Denison's ability or willingness to entertain certain business opportunities, or the attractiveness of Denison as a potential party for certain business transactions. KEPCO~~'~~’s large indirect shareholding block may also make Denison less attractive to third parties considering an acquisition of Denison if those third parties are not able to negotiate terms with KEPCO or KHNP Canada to support such an acquisition.

QUALIFIED PERSON

The disclosure regarding the Evaluation Program at Wheeler River, including the PEA, was reviewed and approved by Peter Longo, P. Eng, MBA, PMP, Denison’s Vice-President, Project Development, who is a Qualified Person in accordance with the requirements of NI 43-101. The balance of the disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or reviewed by Dale Verran, MSc, Pr.Sci.Nat., the Company’s Vice President, Exploration, a Qualified Person in accordance with the requirements of NI 43-101. For a description of the quality assurance program and quality control measures applied by Denison, please see Denison’s Annual Information Form dated March 23, 2017 available under Denison's profile on SEDAR at www.sedar.com, and its Form 40-F available on EDGAR at www.sec.gov/edgar.shtml.

MANAGEMENT'S DISCUSSION & ANALYSIS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A constitutes ‘forward-looking information’, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘plans’, ‘expects’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’, or ‘believes’, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’, ‘be achieved’ or ‘has the potential to’.

In particular, this MD&A contains forward-looking information pertaining to the following: the benefits to be derived from corporate transactions including the potential for receipt of any contingent payments; use of proceeds of financing activities; the estimates of Denison's mineral reserves and mineral resources; exploration, development and expansion plans and objectives, including the results of the PEA, the completion of the PFS, and statements regarding anticipated budgets, fees and expenditures; expectations regarding Denison’s joint venture ownership and other contractual interests in its properties and projects and the continuity of its agreements with its partners and other counterparties; expectations regarding adding to its mineral reserves and resources through acquisitions and exploration; expectations regarding the toll milling of Cigar Lake ores; expectations regarding revenues and expenditures from operations at DES; expectations regarding revenues from the UPC management contract; capital expenditure programs, estimated exploration and development expenditures and reclamation costs and Denison's share of same; expectations of market prices and costs; supply and demand for uranium; and possible impacts of litigation and regulatory actions. Statements relating to ‘mineral reserves’ or ‘mineral resources’ are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in this MD&A under the heading ‘Risk Factors’. These factors are not, and should not be construed as being exhaustive.
Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this MD&A. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This MD&A may use the terms ‘measured’, ‘indicated’ and ‘inferred’ mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. ‘Inferred mineral resources’ have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Responsibility for Financial Statements

The Company’s management is responsible for the integrity and fairness of presentation of these consolidated financial statements. The consolidated financial statements have been prepared by management, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, for review by the Audit Committee and approval by the Board of Directors.

The preparation of financial statements requires the selection of appropriate accounting policies in accordance with International Financial Reporting Standards and the use of estimates and judgements by management to present fairly and consistently the consolidated financial position of the Company. Estimates are necessary when transactions affecting the current period cannot be finalized with certainty until future information becomes available. In making certain material estimates, the Company’s management has relied on the judgement of independent specialists.

The Company’s management has developed and maintains a system of internal accounting controls to ensure, on a reasonable and cost-effective basis, that the financial information is timely reported and is accurate and reliable in all material respects and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, our independent auditor. Its report outlines the scope of its examination and expresses its opinions on the consolidated financial statements and internal control over financial reporting.

Original signed by “David D.Cates”	Original signed by “Gabriel (Mac) McDonald”
David D. Cates	Gabriel (Mac) McDonald
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

March 8, 2018

Management’s Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework, 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2017 has been audited by PricewaterhouseCoopers LLP, our independent auditor, as stated in its report which appears herein.

 Changes to Internal Control over Financial Reporting

There has not been any change in the Company’s internal control over financial reporting that occurred during 2017 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Denison Mines Corp.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated statements of financial position of Denison Mines Corp. and its subsidiaries, (together, the Company) as of December 31, 2017 and 2016, and the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2600, Toronto, Ontario, Canada M5J 0B2
T: +1 416 863 1133, F: +1 416 365 8215, www.pwc.com/ca

 “PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Ontario, Canada
March 8, 2018.

We have served as the Company's auditor since at least 1996. We have not determined the specific year we began serving as auditor of the Company.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position
(Expressed in thousands of U.S. dollars except for share amounts)	At December 31 2017	At December 31 2016
ASSETS
Current
Cash and cash equivalents (note 6)	$2,898	$11,838
Investments (note 9)	30,136	-
Trade and other receivables (note 7)	3,819	2,403
Inventories (note 8)	2,753	2,381
Prepaid expenses and other	529	491
	40,135	17,113
Non-Current
Inventories-ore in stockpiles (note 8)	1,672	1,562
Investments (note 9)	5,866	3,760
Investments in associates (note 10)	4,203	4,692
Restricted cash and investments (note 11)	9,712	2,314
Property, plant and equipment (note 12)	198,480	187,982
Total assets	$260,068	$217,423

LIABILITIES
Current
Accounts payable and accrued liabilities	$4,588	$4,141
Current portion of long-term liabilities:
Deferred revenue (note 13)	2,498	-
Post-employment benefits (note 14)	199	186
Reclamation obligations (note 15)	653	810
Other liabilities (note 16)	3,057	2,123
	10,995	7,260
Non-Current
Deferred revenue (note 13)	27,181	-
Post-employment benefits (note 14)	1,687	1,646
Reclamation obligations (note 15)	22,071	20,155
Other liabilities (note 16)	-	630
Deferred income tax liability (note 17)	14,182	15,021
Total liabilities	76,116	44,712

EQUITY
Share capital (note 18)	1,151,927	1,140,631
Share purchase warrants (note 19)	333	-
Contributed surplus (note 20)	55,165	54,306
Deficit	(975,608)	(961,440)
Accumulated other comprehensive loss (note 21)	(47,865)	(60,786)
Total equity	183,952	172,711
Total liabilities and equity	$260,068	$217,423

Issued and outstanding common shares (note 18)	559,183,209	540,722,365
Commitments and contingencies (note 26) Subsequent events (note 28)

The accompanying notes are an integral part of the consolidated financial statements

On behalf of the Board of Directors:

“Signed”	“Signed”
William A. Rand	Catherine J.G. Stefan
Director	Director

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income (Loss) and Comprehensive Income (Loss)
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars except for share and per share amounts)	2017	2016

REVENUES (note 23)	$11,085	$13,833

EXPENSES
Operating expenses (note 22, 23)	(10,616)	(10,622)
Exploration and evaluation (note 23)	(12,834)	(11,196)
General and administrative (note 23)	(5,858)	(4,420)
Impairment reversal (expense) (note 12)	246	(2,320)
Foreign exchange	(611)	(1,477)
Other income (note 22)	2,210	906
	(27,463)	(29,129)
Loss before finance charges, equity accounting	(16,378)	(15,296)

Finance expense (note 22)	(858)	(811)
Equity share of income (loss) of associate (note 10)	(489)	453
Loss before taxes	(17,725)	(15,654)
Income tax recovery (expense) (note 17):
Deferred	3,638	3,955
Loss from continuing operations	(14,087)	(11,699)
Net loss from discontinued operations (note 5)	(81)	(5,644)
Net loss for the period	$(14,168)	$(17,343)

Other comprehensive income (loss) (note 21):
Items that may be reclassified to loss:
Unrealized gain (loss) on investments-net of tax
Continuing operations	4	3
Unamortized experience gain – post employment liability
Continuing operations	-	428
Foreign currency translation change
Continuing operations	12,917	6,155
Discontinued operations	-	6,220
Comprehensive loss for the period	$(1,247)	$(4,537)

Basic and diluted net income (loss) per share:
Continuing operations	$(0.03)	$(0.02)
Discontinued operations	$0.00	$(0.01)
All operations	$(0.03)	$(0.03)

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	555,263	529,053

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2017	2016

Share capital (note 18)
Balance-beginning of period	$1,140,631	$1,130,779
Shares issued-net of issue costs	13,955	8,841
Flow-through share premium	(2,839)	(1,843)
Shares issued on acquisition of Hook Carter property (note 12)	-	2,854
Share options exercised-cash	70	-
Share options exercised-non cash	110	-
Balance-end of period	1,151,927	1,140,631

Share purchase warrants (note 19)
Balance-beginning of period	-	-
Warrants issued in connection with APG Arrangement (note 13)	333	-
Balance-end of period	333	-

Contributed surplus (note 20)
Balance-beginning of period	54,306	53,965
Stock-based compensation expense	969	341
Share options exercised-non-cash	(110)	-
Balance-end of period	55,165	54,306

Deficit
Balance-beginning of period	(961,440)	(944,097)
Net loss	(14,168)	(17,343)
Balance-end of period	(975,608)	(961,440)

Accumulated other comprehensive loss (note 21)
Balance-beginning of period	(60,786)	(73,592)
Unrealized gain (loss) on investments	4	3
Unamortized experience gain – post employment liability	-	428
Foreign currency translation	12,917	13,012
Foreign currency translation realized in net income (loss)	-	(637)
Balance-end of period	(47,865)	(60,786)

Total Equity
Balance-beginning of period	$172,711	$167,055
Balance-end of period	$183,952	$172,711

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow
	Year Ended
	December 31	December 31
(Expressed in thousands of U.S. dollars)	2017	2016
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(14,168)	$(17,343)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	4,628	4,024
Impairment expense (reversal) (note 12)	(246)	2,320
Stock-based compensation (note 20)	969	341
Recognition of deferred revenue (note 13)	(2,114)	-
Losses on reclamation obligation revisions (note 15)	56	461
Gain on extinguishment of toll milling liability (note 16, 22)	(679)	-
Loss on divestiture of Africa Mining Division (note 5)	81	102
Losses (gains) on property, plant and equipment disposals (note 22)	(21)	113
Gains on investments (note 22)	(1,891)	(1,473)
Equity loss of associate (note 10)	751	96
Dilution gain of associate (note 10)	(262)	(549)
Non-cash inventory adjustments and other	136	-
Deferred income tax recovery (note 17)	(3,638)	(3,955)
Foreign exchange losses (note 5)	611	6,631
Deferred revenue cash receipts (note 13)	30,201	-
Post-employment benefits (note 14)	(130)	(137)
Reclamation obligations (note 15)	(754)	(502)
Change in non-cash working capital items (note 22)	(1,150)	1,741
Net cash provided by (used in) operating activities	12,380	(8,130)

INVESTING ACTIVITIES
Divestiture of asset group, net of cash and cash equivalents divested:
Africa Mining Division (note 5)	(81)	(830)
Sale of investments (note 9)	1,967	8,523
Purchase of investments (note 9)	(29,889)	(500)
Expenditures on property, plant and equipment (note 12)	(836)	(1,266)
Proceeds on sale of property, plant and equipment	186	55
Increase in restricted cash and investments	(6,849)	(195)
Net cash provided by (used in) investing activities	(35,502)	5,787

FINANCING ACTIVITIES
Issuance of debt obligations (note 16)	-	312
Repayment of debt obligations (note 16)	(282)	(348)
Issuance of common shares for:
New share issues-net of issue costs (note 18)	13,955	8,841
Share options exercised (note 18)	70	-
Net cash provided by financing activities	13,743	8,805

Increase (decrease) in cash and cash equivalents	(9,379)	6,462
Foreign exchange effect on cash and cash equivalents	439	9
Cash and cash equivalents, beginning of period	11,838	5,367
Cash and cash equivalents, end of period	$2,898	$11,838
Supplemental cash flow disclosure (note 22)

The accompanying notes are an integral part of the consolidated financial statements

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Notes to the consolidated financial statements for the years ended December 31, 2017 and 2016
(Expressed in U.S. dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium properties, extraction, processing and selling of uranium.

The Company has a 63.3% interest in the Wheeler River Joint Venture (“WRJV”), a 22.5% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 13). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8“) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

References to “2017” and “2016” refer to the year ended December 31, 2017 and the year ended December 31, 2016 respectively.

2.
BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company’s presentation currency is U.S dollars.

These financial statements were approved by the board of directors for issue on March 8, 2018.

3.
ACCOUNTING POLICIES AND COMPARATIVE NUMBERS

Significant accounting policies

The significant accounting policies used in the preparation of these consolidated financial statements are described below:

(a)
Consolidation

The financial statements of the Company include the accounts of DMC and its subsidiaries and joint operations. Subsidiaries are all entities (including structured entities) over which the group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the group and are deconsolidated from the date that control ceases. Intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated.

Joint operations include various mineral property interests which are held through option or contractual agreements. These arrangements involve joint control of one or more of the assets acquired or contributed for the purpose of the joint operation. The consolidated financial statements of the Company include its share of the assets in such joint operations, together with its share of the liabilities, revenues and expenses arising jointly or otherwise from those operations. All such amounts are measured in accordance with the terms of each arrangement.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(b) Investment in associates

An associate is an entity over which the Company has significant influence and is neither a subsidiary, nor an interest in a joint operation. Significant influence is the ability to participate in the financial and operating policy decisions of the entity without having control or joint control over those policies.

Associates are accounted for using the equity method. Under this method, the investment in associates is initially recorded at cost and adjusted thereafter to record the Company’s share of post-acquisition earnings or loss of the associate as if the associate had been consolidated. The carrying value of the investment is also increased or decreased to reflect the Company’s share of capital transactions, including amounts recognized in other comprehensive income, and for accounting changes that relate to periods subsequent to the date of acquisition. Dilution gains or losses arising from changes in the interest in investments in associates are recognized in the statement of income or loss.

The Company assesses at each period-end whether there is any objective evidence that an investment in an associate is impaired. If impaired, the carrying value of the Company's share of the underlying assets of the associate is written down to its estimated recoverable amount, being the higher of fair value less costs of disposal or value in use, and charged to the statement of income or loss.

(c)
Foreign currency translation

(i)
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The consolidated financial statements are presented in U.S. dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into U.S. dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

(ii)
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

(d)
Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less which are subject to an insignificant risk of changes in value.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(e) Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)
Financial assets and liabilities at fair value through profit or loss (“FVPL”)

A financial asset or liability is classified in this category if acquired principally for the purpose of selling or repurchasing in the short-term. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss in the period in which they arise.

(ii)
Available-for-sale investments

Available-for-sale investments are recognized initially at fair value plus transaction costs and are subsequently carried at fair value. Gains or losses arising from re-measurement are recognized in other comprehensive income or loss. When an available-for-sale investment is sold or impaired, the accumulated gains or losses are moved from accumulated other comprehensive income or loss to the statement of income or loss.

(iii)
Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that are intended to be held to maturity. Held-to-maturity investments are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment.

(iv)
Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at the amount expected to be received, less a discount (when material) to reduce the loans and receivables to fair value. Subsequently, loans and receivables are measured at amortized cost using the effective interest method less a provision for impairment.

(v)
Financial liabilities at amortized cost

Financial liabilities are initially recognized at the amount required to be paid, less a discount (when material) to reduce the financial liabilities to fair value. Subsequently, financial liabilities are measured at amortized cost using the effective interest method.

The Company has designated its financial assets and liabilities as follows:

(i)
“Trade and other receivables” are classified as loans and receivables and are measured at amortized cost using the effective interest rate method. Interest income is recorded in net income through finance income (expense), as applicable;
(ii)
Some of “Investments” are classified as FVPL and any period change in fair value is recorded in net income within other income (expense). The remaining investments are classified as available-for-sale and any period change in fair value is recorded in other comprehensive income. When the investment’s value becomes impaired, the loss is recognized in net income within other income (expense) in the period of impairment;
(iii)
“Restricted cash and investments” is classified as held-to-maturity investments; and
(iv)
“Accounts payable and accrued liabilities” and “Debt obligations” are classified as other financial liabilities and are measured at amortized cost using the effective interest rate method. Interest expense is recorded in net income through finance income (expense), as applicable.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(f)
Impairment of financial assets

At each reporting date, the Company assesses whether there is objective evidence that a financial asset (other than a financial asset classified as fair value through profit and loss) is impaired. Objective evidence of an impairment loss includes: i) significant financial difficulty of the debtor; ii) delinquencies in interest or principal payments; iii) increased probability that the borrower will enter bankruptcy or other financial reorganization; and (iv) in the case of equity investments, a significant or prolonged decline in the fair value of the security below its cost.

If such evidence exists, the Company recognizes an impairment loss, as follows:

(i)
Financial assets carried at amortized cost: The loss is the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset is reduced by this amount either directly or indirectly through the use of an allowance account.

(ii)
Available-for-sale financial assets: The impairment loss is the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the statement of income. This amount represents the cumulative loss in accumulated other comprehensive income that is reclassified to net income.

(g)
Inventories

Expenditures, including depreciation, depletion and amortization of production assets, incurred in the mining and processing activities that will result in the future concentrate production are deferred and accumulated as ore in stockpiles and in-process and concentrate inventories. These amounts are carried at the lower of average costs or net realizable value (“NRV”). NRV is the difference between the estimated future concentrate price (net of selling costs) and estimated costs to complete production into a saleable form.

Stockpiles are comprised of coarse ore that has been extracted from the mine and is available for further processing. Mining production costs are added to the stockpile as incurred and removed from the stockpile based upon the average cost per tonne of ore produced from mines considered to be in commercial production. The current portion of ore in stockpiles represents the amount expected to be processed in the next twelve months.

In-process and concentrate inventories include the cost of the ore removed from the stockpile, a pro-rata share of the amortization of the associated mineral property, as well as production costs incurred to process the ore into a saleable product. Processing costs typically include labor, chemical reagents and directly attributable mill overhead expenditures. Items are valued at weighted average cost.

Materials and other supplies held for use in the production of inventories are carried at average cost and are not written down below that cost if the finished products in which they will be incorporated are expected to be sold at or above cost. However, when a decline in the price of concentrates indicates that the cost of the finished products exceeds net realizable value, the materials are written down to net realizable value. In such circumstances, the replacement cost of the materials may be the best available measure of their net realizable value.

(h)
Property, plant and equipment

Property, plant and equipment are recorded at acquisition or production cost and carried net of depreciation and impairments. Cost includes expenditures incurred by the Company that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the statement of income during the period in which they are incurred.

Depreciation is calculated on a straight line or unit of production basis as appropriate. Where a straight line methodology is used, the assets are depreciated to their estimated residual value over an estimated useful life which ranges from three to twenty years depending upon the asset type. Where a unit of production methodology is used, the assets are depreciated to their estimated residual value over the useful life defined by management’s best estimate of recoverable reserves and resources in the current mine plan.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

When assets are retired or sold, the resulting gains or losses are reflected in the statement of income or loss as a component of other income or expense. The Company allocates the amount initially recognized in respect of an item of property, plant and equipment to its significant parts and depreciates separately each such part. Residual values, method of depreciation and useful lives of the assets are reviewed at least annually and adjusted if appropriate.

Where straight-line depreciation is utilized, the range of useful lives for various asset classes is generally as follows:

Buildings	15 - 20 years;
Production machinery and equipment	5 - 7 years;
Other	3 - 5 years;

(i)
Mineral property acquisition, exploration, evaluation and development costs

Costs relating to the acquisition of acquired mineral rights and acquired exploration rights are capitalized.

Exploration expenditures are expensed as incurred.

Evaluation expenditures are expensed as incurred, until an area of interest is considered by management to be sufficiently advanced. Once this determination is made, the area of interest is classified as an evaluation stage mineral property, a component of the Company’s mineral properties, and all further non-exploration expenditures for the current and subsequent periods are capitalized. These expenses include further evaluation expenditures such as mining method selection and optimization, metallurgical sampling test work and costs to further delineate the ore body to a higher confidence level.

Once commercial and technical viability has been established for a property, the property is classified as a development stage mineral property and all further development costs are capitalized to the asset. Further development costs include costs related to constructing a mine, such as shaft sinking and access, lateral development, drift development, engineering studies and environmental permitting, infrastructure development and the costs of maintaining the site until commercial production.

Such capital costs represent the net expenditures incurred and capitalized as at the balance sheet date and do not necessarily reflect present or future values.

Once a development stage mineral property goes into commercial production, the property is classified as “Producing” and the accumulated costs are amortized over the estimated recoverable resources in the current mine plan using a unit of production basis. Commercial production occurs when a property is substantially complete and ready for its intended use.

Proceeds received from the sale of an interest in a property are credited against the carrying value of the property, with any difference recorded as a gain or loss on sale.

(j)
Impairment of non-financial assets

Property, plant and equipment assets are assessed at the end of each reporting period to determine if there is any indication that the asset may be impaired. If any such indication exists, an estimate of the recoverable amount of the asset is made. For the purpose of measuring recoverable amounts, assets are grouped at the lowest level, or cash generating unit (“CGU”), for which there are separately identifiable cash inflows. The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use (being the present value of the expected future cash flows of the relevant asset or CGU, as determined by management). An impairment loss is recognized for the amount by which the CGU’s carrying amount exceeds its recoverable amount.

Mineral property assets are tested for impairment using the impairment indicators under IFRS 6 “Exploration for and Evaluation of Mineral Resources” up until the commercial and technical feasibility for the property is established. From that point onwards, mineral property assets are tested for impairment using the impairment indicators of IAS 36 “Impairment of Assets”.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(k)
Deferred revenue – toll milling

Deferred revenue associated with toll milling services consists of an upfront cash payment received by the Company in exchange for the monetization of its rights to proceeds from future toll milling activities under the applicable toll milling agreement. The Company recognizes revenue on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total undiscounted cash receipts expected to be received under the applicable toll milling agreement.

(l)
Employee benefits

(i)
Post-employment benefit obligations

The Company assumed the obligation of a predecessor company to provide life insurance, supplemental health care and dental benefits, excluding pensions, to its former Canadian employees who retired from active service prior to 1997. The estimated cost of providing these benefits is actuarially determined using the projected benefits method and is recorded on the balance sheet at its estimated present value. The interest cost on this unfunded liability is being accreted over the remaining lives of this retiree group. Experience gains and losses are being deferred as a component of accumulated other comprehensive income or loss and are adjusted, as required, on the obligations re-measurement date.

(ii)
Stock-based compensation

The Company uses a fair value-based method of accounting for stock options to employees and to non-employees. The fair value is determined using the Black-Scholes option pricing model on the date of the grant. The cost is recognized on a graded method basis, adjusted for expected forfeitures, over the applicable vesting period as an increase in stock-based compensation expense and the contributed surplus account. When such stock options are exercised, the proceeds received by the Company, together with the respective amount from contributed surplus, are credited to share capital.

(iii)
Termination benefits

The Company recognizes termination benefits when it is demonstrably committed to either terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal, or providing benefits as a result of an offer made to encourage voluntary termination. Benefits falling due more than twelve months after the end of the reporting period are discounted to their present value.

(m)
Reclamation provisions

Reclamation provisions, any legal and constructive obligation related to the retirement of tangible long-lived assets, are recognized when such obligations are incurred and if a reasonable estimate of the value can be determined. These obligations are measured initially at the present value of expected cash flows using a pre-tax discount rate reflecting risks specific to the liability and the resulting costs are capitalized and added to the carrying value of the related assets. In subsequent periods, the liability is adjusted for the accretion of the discount and the expense is recorded in the statement of income or loss. Changes in the amount or timing of the underlying future cash flows or changes in the discount rate are immediately recognized as an increase or decrease in the carrying amounts of the related asset and liability. These costs are amortized to the results of operations over the life of the asset. Reductions in the amount of the liability are first applied against the amount of the net reclamation asset on the books with any excess value being recorded in the statement of income or loss.

The Company’s activities are subject to numerous governmental laws and regulations. Estimates of future reclamation liabilities for asset decommissioning and site restoration are recognized in the period when such liabilities are incurred. These estimates are updated on a periodic basis and are subject to changing laws, regulatory requirements, changing technology and other factors which will be recognized when appropriate. Liabilities related to site restoration include long-term treatment and monitoring costs and incorporate total expected costs net of recoveries. Expenditures incurred to dismantle facilities, restore and monitor closed resource properties are charged against the related reclamation and remediation liability.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(n)
Provisions

Provisions for restructuring costs and legal claims, where applicable, are recognized in liabilities when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material. The Company performs evaluations to identify onerous contracts and, where applicable, records provisions for such contracts.

(o)
Current and deferred Income tax

Current income tax payable is based on taxable income for the period. Taxable income differs from income as reported in the statement of income or loss because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes items that are never taxable or deductible. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income taxes are accounted for using the balance sheet liability method. Deferred income tax assets and liabilities are computed based on temporary differences between the financial statement carrying values of the existing assets and liabilities and their respective income tax bases used in the computation of taxable income. Computed deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable income will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable income nor the accounting income. Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and investments, and interests in joint ventures, except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable earnings will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is charged or credited to income, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also recorded within equity.

Income tax assets and liabilities are offset when there is a legally enforceable right to offset the assets and liabilities and when they relate to income taxes levied by the same tax authority on either the same taxable entity or different taxable entities where there is an intention to settle the balance on a net basis.

(p)
Flow-through common shares

The Company’s Canadian exploration activities have been financed in part through the issuance of flow-through common shares whereby the Canadian income tax deductions relating to these expenditures are claimable by the subscribers and not by the Company. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the quoted price of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium when the shares are issued, and is extinguished when the tax effect of the temporary differences, resulting from the renunciation of the tax deduction to the flow-through shareholders, is recorded - with the difference between the liability and the value of the tax assets renounced being recorded as a deferred tax expense. The tax effect of the renunciation is recorded at the time the Company makes the renunciation to its subscribers – which may differ from the effective date of renunciation. If the flow-through shares are not issued at a premium, a liability is not established, and on renunciation the full value of the tax assets renounced is recorded as a deferred tax expense.

(q)
Revenue recognition

Revenue from the sale of mineral concentrates is recognized when it is probable that the economic benefits will flow to the Company. This is generally the case once delivery has occurred, the sales price and costs incurred with respect to the transaction can be measured reliably and collectibility is reasonably assured. For uranium, revenue is typically recognized when delivery is evidenced by book transfer at the applicable uranium storage facility.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Revenue from toll milling services which have not been monetized is recognized as material is processed in accordance with the specifics of the applicable toll milling agreement. Revenue and unbilled accounts receivable are recorded as related costs are incurred, using billing formulas included in the applicable toll milling agreement.

Revenue on environmental service contracts is recognized using the percentage of completion method, whereby sales, earnings and unbilled accounts receivable are recorded as related costs are incurred.

Earnings rates are adjusted periodically as a result of revisions to projected contract revenues and estimated costs of completion. Losses, if any, are recognized fully when first anticipated. Revenues from engineering services are recognized as the services are provided in accordance with customer agreements.

Management fees from UPC are recognized as management services are provided under the contract on a monthly basis. Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized on the date when title of the U3O8 and UF6 passes.

(r)
Earnings (loss) per share

Basic earnings (loss) per share (“EPS”) is calculated by dividing the net income or loss for the period attributable to equity owners of DMC by the weighted average number of common shares outstanding during the period.

Diluted EPS is calculated by adjusting the weighted average number of common shares outstanding for dilutive instruments. The number of shares included with respect to options, warrants and similar instruments is computed using the treasury stock method.

(s)
Discontinued operations

A discontinued operation is a component of the Company that has either been disposed of or that is classified as held for sale. A component of the Company is comprised of operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the Company. Net income or loss of a discontinued operation and any gain or loss on disposal are combined and presented as net income or loss from discontinued operations, net of tax, in the statement of income or loss.

New accounting pronouncements and accounting policy changes for fiscal 2018

The Company will adopt the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2018:

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”), which brings together the classification, measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 replaces the multiple classifications for financial assets in IAS 39 with a single principle based approach for determining the classification of financial assets based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The final version of IFRS 9 is effective for periods beginning on or after January 1, 2018; however, it is available for early adoption.

Denison will adopt IFRS 9 on January 1, 2018 and has identified certain modifications to the Company’s current accounting policies that are expected to be required. Notable changes include (1) investments in equity securities currently being accounted for as fair value through other comprehensive income will need to be accounted for as fair value through profit and loss under IFRS 9, and (2) impairments on loan and receivables currently being recognized when there is objective evidence of impairment will need to be recognized based upon an expected credit loss model under IFRS 9.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Neither of these changes are significant in amount and the adoption of IFRS 9 will not have a material impact on Denison’s reported financial results.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Under IFRS 15, revenue is recognized when a customer obtains control of a good or service. The standard replaces IAS 18 “Revenue” and IAS 11”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018 and earlier application is permitted.

The Company has reviewed its contracts with customers and does not expect that the timing or amounts of revenue currently recognized related to its UPC management services and DES care and maintenance contracts will be impacted by the transition to IFRS 15. It is anticipated, however, that the revenue associated with the arrangement with Anglo Pacific Group PLC and its subsidiaries (see note 4 and 13) will be impacted by the adoption of IFRS 15 resulting from the fact that there is a significant financing component in the contract as defined by IFRS 15. It is expected that the finance costs and revenue will increase on adoption of this standard. The Company will use the modified retrospective approach of adoption.

The Company will adopt the following accounting policy change effective for reporting periods beginning on or after January 1, 2018:

Foreign Currency Translation – Presentation Currency

The Company will change its presentation currency from U.S dollars to Canadian dollars effective for reporting periods of the Company after January 1, 2018. Comparative periods will be restated to reflect the changes.

New accounting pronouncements effective for periods after fiscal 2018

The Company has not yet adopted the following new accounting pronouncements which are effective for fiscal periods of the Company beginning on or after January 1, 2019:

International Financial Reporting Standard 16, Leases (“IFRS 16”)

In January 2016, the IASB issued IFRS 16 which replaces existing standards and interpretations under IAS 17 “Leases”. IFRS 16 requires all leases, including financing and operating leases, to be reported on the balance sheet with the intent of providing greater transparency on a company’s lease assets and liabilities. IFRS 16 is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted.

The Company has not evaluated the impact of adopting this standard and will not adopt the standard early.

Comparative numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Significant estimates and judgements made by management relate to:

(a)
Determination of a mineral property being sufficiently advanced

The Company follows a policy of capitalizing non-exploration related expenditures on properties it considers to be sufficiently advanced. Once a mineral property is determined to be sufficiently advanced, that determination is irrevocable and the capitalization policy continues to apply over the life of the property. In determining whether or not a mineral property is sufficiently advanced, management considers a number of factors, including, but not limited to: current uranium market conditions, the quality of resources identified, access to the resource, the suitability of the resource to current mining methods, ease of permitting, confidence in the jurisdiction in which the resource is located and milling complexity.

Many of these factors are subject to risks and uncertainties that can support a “sufficiently advanced” determination as at one point in time but not support it at another. The final determination requires significant judgment on the part of the Company’s management and directly impacts the carrying value of the Company’s mineral properties.

(b)
Mineral property impairment reviews and impairment adjustments

Mineral properties are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. When an indicator is identified, the Company determines the recoverable amount of the property, which is the higher of an asset’s fair value less costs of disposal or value in use. An impairment loss is recognized if the carrying value exceeds the recoverable amount. The recoverable amount of a mineral property may be determined by reference to estimated future operating results and discounted net cash flows, current market valuations of similar properties or a combination of the above. In undertaking this review, management of the Company is required to make significant estimates of, amongst other things: reserve and resource amounts, future production and sale volumes, forecast commodity prices, future operating, capital and reclamation costs to the end of the mine’s life and current market valuations from observable market data which may not be directly comparable. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverable amount of a specific mineral property asset. Changes in these estimates could have a material impact on the carrying value of the mineral property amounts and the impairment losses recognized.

(c)
Deferred revenue – toll milling

In February 2017, Denison closed an arrangement with Anglo Pacific Group PLC and one of its wholly-owned subsidiaries (collectively “APG”). Under the arrangement, Denison monetized its right to receive future toll milling cash receipts from July 1, 2016 onwards from the MLJV under the current toll milling agreement with the CLJV (see note 13) for an upfront cash payment. The arrangement consisted of a loan structure and a stream arrangement (collectively, the “APG Arrangement”). Significant judgement was required to determine whether the APG Arrangement should be accounted for as a financial obligation (i.e. debt) or deferred revenue.

Key factors that support the deferred revenue conclusion reached by management include, but are not limited to: a) Limited recourse loan structure – amounts due to APG are generally repayable only to the extent of Denison’s share of the toll milling revenues earned by the MLJV from the processing of the first 215 million pounds of U3O8 from the Cigar Lake mine on or after July 1, 2016, under the terms of the current Cigar Lake toll milling agreement; and b) No warranty of the future rate of production - no warranty is provided by Denison to APG regarding the future rate of production at the Cigar Lake mine and / or the McClean Lake mill, or the amount and / or collectability of cash receipts to be received by the MLJV in respect of toll milling of Cigar Lake ore.

(d)
Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed in respect of taxes that are based on taxable profit. Taxable profit will often differ from accounting profit and management may need to exercise judgement to determine whether some taxes are income taxes (and subject to deferred tax accounting) or operating expenses.

Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the temporary differences between accounting carrying values and tax basis are expected to be recovered or settled. The determination of the ability of the Company to utilize tax loss carry forwards to offset deferred tax liabilities requires management to exercise judgment and make certain assumptions about the future performance of the Company. Management is required to assess whether it is “probable” that the Company will benefit from these prior losses and other deferred tax assets. Changes in economic conditions, commodity prices and other factors could result in revisions to the estimates of the benefits to be realized or the timing of utilizing the losses.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(e)
Reclamation obligations

Asset retirement obligations are recorded as a liability when the asset is initially constructed or a constructive or legal obligation exists and typically involve identifying costs to be incurred in the future and discounting them to the present using an appropriate discount rate for the liability. The determination of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ materially from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

5.
DISCONTINUED OPERATIONS

Discontinued operation – Africa Mining Division

On June 10, 2016, the Company completed a transaction with GoviEx Uranium Inc. (“GoviEx”) to sell its mining assets and operations located in Africa (the “Africa Mining Division”). The primary assets of the African Mining Division at that time were the mineral property rights for the Falea, Mutanga and Dome projects.

Under the terms of the transaction, GoviEx acquired Denison’s wholly owned subsidiary, Rockgate Capital Corp, which held all of the assets of the African Mining Division, in exchange for 56,050,450 common shares (the “Consideration Shares”) of GoviEx plus 22,420,180 share purchase warrants (the “Consideration Warrants”). Each Consideration Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.15 per share. The Consideration Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 30 days within which to exercise the Consideration Warrants under the terms outlined above. If the holders do not exercise within that period, the exercise price of the Consideration Warrants increases to $0.18 per share and the term is reduced by six months.

At closing, Denison ensured that the Africa Mining Division was capitalized with a minimum working capital of $700,000 and it provided the lead order, representing approximately 22.7% of the total financing, in a concurrent equity financing by GoviEx done in conjunction with the transaction. Under the concurrent equity financing by GoviEx, Denison acquired an additional 9,093,571 units of GoviEx for $500,000. Each unit consists of one common share (“Concurrent Share”) and one common share purchase warrant (“Concurrent Warrant”). Each Concurrent Warrant is convertible into one common share of GoviEx for a period of three years at a price of $0.12 per share until June 10, 2018 and $0.14 per share thereafter. The Concurrent Warrants include an acceleration clause based on GoviEx’s share price, which, if triggered, give the holders 60 days within which to exercise the Concurrent Warrants under the terms outlined above. If the holders do not exercise within that period, the Concurrent Warrants will expire unexercised.

Immediately after the completion of the transaction and concurrent equity financing, Denison had 65,144,021 of the outstanding shares of GoviEx (which equated to approximately 24.59% of GoviEx’s issued and outstanding shares at June 10, 2016) and was entitled to appoint one director to the GoviEx board so long as its share interest in GoviEx remains at 5% or higher. As at December 31, 2017, Denison’s share interest has been diluted to approximately 18.72% due to various share issuances by GoviEx subsequent to closing in which Denison did not participate (see note 10).

Denison has reported the value attributed to the Consideration Warrants and the Concurrent Warrants as a component of “Investments” (see note 9) while the value attributed to the Consideration Shares and the Concurrent Shares is reported within “Investment in Associates” (see note 10). Denison is accounting for its share investment in GoviEx using the equity method.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The details of the net assets of the African Mining Division sold to GoviEx on June 10, 2016 are as follows:

(in thousands, except share amounts)	2017	2016

Consideration received at fair value:
Fair value of 56,050,450 GoviEx Consideration Shares received	$-	$3,954
Fair value of 22,420,180 GoviEx Consideration Warrants received	-	1,162
Transaction costs	(81)	(170)
Consideration received at fair value	$(81)	$4,946

Net assets disposed of at carrying value:
Cash and cash equivalents	$-	$(660)
Prepaid and other current assets	-	(109)
Property, plant and equipment
Plant and equipment	-	(258)
Mineral properties-Mali, Namibia and Zambia	-	(3,427)
Total assets	$-	(4,454)

Accounts payable and accrued liabilities	-	43
Net assets disposed of at carrying value	$-	$(4,411)

Cumulative foreign currency loss translation adjustment realized in income	-	(637)

Loss on disposal of Africa Mining Division	$(81)	$(102)

The fair value of the GoviEx Consideration Shares received was determined using GoviEx’s closing share price on June 10, 2016 of CAD$0.09 per share converted to USD using the June 10, 2016 foreign exchange rate of 0.7839.

The fair value of the GoviEx Consideration Warrants received totaled $1,162,000 or $0.0518 per warrant. The fair value was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.50%, expected stock price volatility of 151.97%, expected life of 3.0 years and expected dividend yield of nil%. No fair value adjustment has been made for the acceleration clause included in the Consideration Warrants.

The 2017 loss on disposal of $81,000 consists of additional transaction costs incurred by the Company for professional fees related to the GoviEx transaction. The 2016 loss on disposal of $102,000 includes $637,000 of cumulative foreign currency losses recognized as translational foreign exchange losses in the period of disposal.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The consolidated statement of income (loss) for the Africa Mining Division discontinued operation for 2017 and 2016 is as follows:

(in thousands)	2017	2016

Expenses
Operating expenses	$-	$(64)
Exploration and evaluation	-	(74)
General and administrative	-	(280)
Foreign exchange
Transactional	-	(5,154)
Other income (expense)
Gains on disposal of plant and equipment	-	49
Other	-	(19)
Loss before taxes	-	(5,542)
Income tax recovery (expense)	-	-
Net loss for the period	-	(5,542)
Loss on disposal	(81)	(102)
Loss from discontinued operations	$(81)	$(5,644)

Cash flows for the Africa Mining Division discontinued operation for 2017 and 2016 is as follows:

(in thousands)	2017	2016

Cash inflow (outflow):
Operating activities	$-	$(442)
Investing activities	(81)	(854)
Net cash outflow for the period	$(81)	$(1,296)

Discontinued operation - Mongolia Mining Division

On November 30, 2015, the Company completed its transaction with Uranium Industry a.s (“Uranium Industry”) to sell all of its mining assets and operations located in Mongolia (the “Mongolia Mining Division”) pursuant to an amended and restated share purchase agreement entered into on November 25, 2015 (the “GSJV Agreement”). The primary assets of the Mongolia Mining Division at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale per the GSJV Agreement, the Company received cash consideration of $1,250,000 prior to closing and the rights to receive additional contingent consideration of $12,000,000. The contingent consideration is payable as follows:
●
$5,000,000 (the “First Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the exploration licenses in the Mongolia Mining Division (the “First Project”);
●
$5,000,000 (the “Second Contingent Payment”) within 60 days of the issuance of a mining license for an area covered by any of the other exploration licenses held by the Mongolia Mining Division (the “Second Project”);
●
$1,000,000 (the “Third Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the First Project; and
●
$1,000,000 (the “Fourth Contingent Payment”) within 365 days following the production of an aggregate of 1,000 pounds U3O8 from the operation of the Second Project.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects triggering the First Contingent Payment and the Second Contingent Payment (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by Uranium Industry was November 16, 2016.

Pursuant to a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The first payment under the Extension Agreement was due on or before January 31, 2017. The required payments were not made and Uranium Industry is now in default of both the GSJV Agreement and the Extension Agreement.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

 On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable. On December 12, 2017, the Company filed a Request for Arbitration between the Company and Uranium Industry under the Arbitration Rules of the London Court of International Arbitration (see note 28).

In the third quarter of 2016, Denison recognized the $10,000,000 Mining License Receivable and subsequently impaired it to $nil in the fourth quarter of 2016 in light of the uncertainty regarding collectability. The recognition and subsequent impairment of the Mining License Receivable has been included within the net gain on sale for the Mongolia Mining Division presented within discontinued operations as the adjustments directly relate to the anticipated proceeds realized to date on the sale of the Mongolia Mining Division to Uranium Industry. Accordingly, any subsequent payments realized on the impaired receivable will be recognized within discontinued operations. The production related contingent consideration amounts continue to be fair valued at $nil and will be re-measured at each subsequent reporting date and will also be recognized within discontinued operations should any amounts be received in the future.

6.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cash	$2,166	$5,159
Cash in MLJV and MWJV	728	1,160
Cash equivalents	4	5,519
	$2,898	$11,838

Cash equivalents consist of various investment savings account instruments and money market funds all of which are readily convertible into cash.

7.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Trade receivables	$3,187	$1,792
Receivables in MLJV and MWJV	511	583
Sales tax receivables	67	18
Sundry receivables	54	10
	$3,819	$2,403

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

8.
INVENTORIES

The inventories balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Uranium concentrates and work-in-progress	$419	$392
Inventory of ore in stockpiles	1,672	1,562
Mine and mill supplies	2,334	1,989
	$4,425	$3,943

Inventories-by duration:
Current	$2,753	$2,381
Long term-ore in stockpiles	1,672	1,562
	$4,425	$3,943

Long-term ore in stockpile inventory represents an estimate of the amount of ore on the stockpile in excess of the next twelve months of planned mill production.

9.
INVESTMENTS

The investments balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Investments:
Equity instruments-fair value through profit and loss	$5,846	$3,745
Equity instruments-available for sale	20	15
Debt instruments-fair value through profit and loss	30,136	-
	$36,002	$3,760

Investments-by duration
Current	$30,136	$-
Long-term	5,866	3,760
	$36,002	$3,760

The investments continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$3,760	$7,778
Purchases
Equity instruments	149	215
Debt instruments	29,740	-
Sales
Equity instruments	-	(760)
Debt instruments	(1,967)	(7,763)
Acquisition, divestitures
Receipts from option agreement	-	1,242
Receipts from African Mining Division divestiture	-	1,162
Fair value changes through profit and loss	1,891	1,473
Fair value changes through OCI	4	3
Foreign exchange	2,425	410
Balance-December 31	$36,002	$3,760

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Equity instruments consist of investments in publicly-traded companies. The debt instruments at December 31, 2017 consists of a 5 year redeemable guaranteed investment certificate (“GIC”) with guaranteed early redemption rates of interest ranging between 0.25% and 1.60% per annum.

Investment purchases, sales, impairments and other movements

During 2017, the Company purchased debt instruments, consisting of GIC’s, at a cost of $29,740,000 and it purchased additional equity instruments in Skyharbour Resources Ltd (“Skyharbour”) at a cost of $149,000. During 2016, the Company received GoviEx Consideration Warrants valued at $1,162,000 in connection with the sale of the Africa Mining Division (see note 5) and received shares of Skyharbour valued at $1,242,000 pursuant to an option agreement involving Denison’s Moore Lake property (see note 12). The Company purchased GoviEx Concurrent Warrants at a cost of $215,000 during 2016 (see note 5).

During 2017, the Company sold debt instruments of $1,967,000. During 2016, the Company sold debt instruments of $7,763,000 and sold equity instruments for $760,000.

10.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Investment in associates-by investee:
GoviEx	$4,203	$4,692
	$4,203	$4,692

A summary of the investment in GoviEx is as follows:

(in thousands except share amounts)	Number of Common Shares

Balance-December 31, 2015	-	$-
Investment at cost:
Acquisition of Consideration Shares (note 5)	56,050,450	3,954
Purchase of Concurrent Shares (note 5)	9,093,571	285
Share of equity loss	-	(96)
Dilution gain	-	549
Balance-December 31, 2016	65,144,021	$4,692

Share of equity loss	-	(751)
Dilution gain	-	262
Balance-December 31, 2017	65,144,021	$4,203

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At December 31, 2017, Denison holds an approximate 18.72% interest in GoviEx based on publicly available information (December 31, 2016: 20.68%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on December 31, 2017 was CAD$0.27 per share which corresponds to a quoted market value of CAD$17,589,000 or $14,020,000 (December 31, 2016: CAD$9,772,000 or $7,278,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the financial information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that have occurred. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

	At December 31	At December 31
(in thousands)	2017	2016

Total current assets	$6,978	$4,480
Total non-current assets	24,530	23,937
Total current liabilities	(7,792)	(7,220)
Total non-current liabilities	(112)	(503)
Total net assets	$23,604	$20,694

Year Ended		6 Months Ended
December 31,2017		December 31,2016

Revenue	$-	$-
Net loss	(3,632)	(392
Comprehensive loss	$(3,632)	$(392)

Reconciliation of GoviEx net assets to Denison investment carrying value
Net assets of GoviEx – opening / at acquisition (1)	$20,694	$17,240
Share issue proceeds	5,796	3,440
Contributed surplus change	-	95
Share-based payment reserve change	746	311
Net loss	(3,632)	(392)
Net assets of GoviEx – closing	$23,604	$20,694
Denison ownership interest	18.72%	20.68%
Denison share of net assets of GoviEx	4,419	4,280
Other adjustments	(216)	412
Investment in GoviEx	$4,203	$4,692

(1)
The opening net assets of GoviEx at acquisition is based on available June 30, 2016 financial information.

11.
RESTRICTED CASH AND INVESTMENTS

The Company has certain restricted cash and investments deposited to collateralize a portion of its reclamation obligations. The restricted cash and investments balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cash and cash equivalents	$2,431	$277
Investments	7,281	2,037
	$9,712	$2,314

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$2,431	$2,213
Letters of credit facility pledged assets	7,174	-
Letters of credit additional collateral	107	101
	$9,712	$2,314

At December 31, 2017, cash equivalents consist of 30 day term deposits while investments consist of guaranteed investment certificates.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Elliot Lake reclamation trust fund

The Company has the obligation to maintain its decommissioned Elliot Lake uranium mine pursuant to a Reclamation Funding Agreement effective December 21, 1995 (“Agreement”) with the Governments of Canada and Ontario. The Agreement, as further amended in February 1999, requires the Company to maintain funds inthe reclamation trust fund equal to estimated reclamation spending for the succeeding six calendar years, less interest expected to accrue on the funds during the period. Withdrawals from this reclamation trust fund can only be made with the approval of the Governments of Canada and Ontario to fund Elliot Lake monitoring and site restoration costs.

In 2017, the Company deposited an additional $693,000 (CAD$917,000) into the Elliot Lake reclamation trust fund and withdrew $668,000 (CAD$873,000). In 2016, the Company deposited an additional $555,000 (CAD$762,000) into the Elliot Lake reclamation trust fund and withdrew $472,000 (CAD$622,000).

Letters of credit facility pledged assets

In 2017, the Company deposited CAD$9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 13, 15 and 16).

Letters of credit additional collateral

In 2016, the Company deposited CAD$135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 15 and 16).

12.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Plant and equipment:
Cost	$77,128	$72,601
Construction-in-progress	5,121	4,821
Accumulated depreciation	(16,353)	(12,609)
Net book value	$65,896	$64,813

Mineral properties:
Cost	$132,767	$123,340
Accumulated amortization	(183)	(171)
Net book value	$132,584	$123,169

Net book value	$198,480	$187,982

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-January 1, 2016	$77,258	$(11,640)	$65,618
Additions	536	-	536
Amortization	-	(140)	(140)
Asset divestitures (note 5)	(1,358)	1,100	(258)
Depreciation (note 22)	-	(2,812)	(2,812)
Disposals	(1,231)	1,063	(168)
Impairment	(67)	-	(67)
Reclamation adjustment (note 15)	(90)	140	50
Foreign exchange	2,374	(320)	2,054
Balance-December 31, 2016	$77,422	$(12,609)	$64,813

Additions	197	-	197
Amortization	-	(146)	(146)
Depreciation (note 22)	-	(3,357)	(3,357)
Disposals	(631)	615	(16)
Reclamation adjustment (note 15)	(169)	149	(20)
Foreign exchange	5,430	(1,005)	4,425
Balance-December 31, 2017	$82,249	$(16,353)	$65,896

The mineral property continuity summary is as follows:

		Accumulated	Net
(in thousands)	Cost	Amortization	Book Value

Mineral properties:
Balance-January 1, 2016	$122,797	$(165)	$122,632
Additions	3,586	-	3,586
Asset divestitures (note 5)	(3,427)	-	(3,427)
Impairment	(2,253)	-	(2,253)
Recoveries	(1,242)	-	(1,242)
Foreign exchange	3,879	(6)	3,873
Balance-December 31, 2016	$123,340	$(171)	$123,169

Additions	639	-	639
Impairment reversal	246	-	246
Recoveries	(149)	-	(149)
Foreign exchange	8,691	(12)	8,679
Balance-December 31, 2017	$132,767	$(183)	$132,584

Plant and Equipment

Canada Mining Segment

The Company has a 22.5% interest in the McClean Lake mill located in the Athabasca Basin of Saskatchewan, Canada. A toll milling agreement has been signed with the participants in the CLJV that provides for the processing of the future output of the Cigar Lake mine at the McClean Lake mill, for which the owners of the McClean Lake mill receive a toll milling fee and other benefits. In determining the units of production amortization rate for the McClean Lake mill, the amount of production attributable to the mill assets has been adjusted to include Denison’s expected share of mill feed related to the CLJV toll milling contract.

In March 2014, the first ore from the Cigar Lake mine was received at the mill. In September 2014, after being on stand-by since August 2010, milling activities were restarted at the McClean Lake mill and uranium packaging began in October 2014 and has continued during 2015, 2016 and 2017.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

During 2016, the Company recorded an impairment charge of $67,000 associated with the planned decommissioning and disposal of certain of its mining and milling assets at the McClean Lake site.

Environmental Services Segment

The environmental services division of the Company provides mine decommissioning and decommissioned site monitoring services for third parties.

Mineral Properties

The Company has various interests in exploration and evaluation projects located in Canada which are held directly or through option or various contractual agreements.

Canada Mining Segment

As at December 31, 2017, the Company’s mineral property interests in Canada with significant carrying values are (all of the properties below are located in Saskatchewan):

a)
McClean Lake - the Company has a 22.5% interest in the project (includes the Sue D, Sue E, Caribou, McClean North and McClean South deposits);
b)
Midwest - the Company has a 25.17% interest in the project (includes the Midwest and Midwest A deposits);
c)
Wheeler River - the Company has a 63.3% interest in the project (includes the Phoenix and Gryphon deposits);
d)
Waterbury Lake - the Company has a 64.22% interest in the project (includes the J Zone deposit) and also has a 2.0% net smelter return royalty on the portion of the project it does not own;
e)
Johnston Lake – the Company has a 100% interest in the project;
f)
Mann Lake - the Company has a 30% interest in the project; and
g)
Wolly - the Company has a 21.89% interest in the project.

Wheeler River

On January 10, 2017, Denison executed an agreement with the partners of the WRJV that will result in Denison having the potential to increase its ownership in the WRJV from 60% up to approximately 66% by the end of fiscal 2018. Under the terms of the agreement, the partners have agreed to allow for a one-time election by Cameco Corp. (“Cameco”) to fund 50% of its ordinary 30% share of the WRJV expenses for fiscal 2017 and 2018. The shortfall in Cameco’s contribution will be funded by Denison in exchange for a transfer of a portion of Cameco’s interest in the WRJV. Accordingly, Denison’s share of the WRJV expenses were 75% in fiscal 2017 and will be 75% in fiscal 2018.

Under the terms of the above agreement, Denison increased its interest in the WRJV from 60% to 63.3% in 2017 by spending CAD$9,909,000 on WRJV expenses.

Waterbury Lake

In 2016, the Company increased its interest in the Waterbury Lake property from 61.55% to 63.01% and further increased it again in 2017 to 64.22% under the terms of the dilution provisions in the agreements governing the project (see note 24).

Moon Lake South

In January 2016, the Company entered into an option agreement with CanAlaska Uranium Ltd (“CanAlaska”) to earn an interest in CanAlaska’s Moon Lake South project located in the Athabasca Basin in Saskatchewan. Under the terms of the option, Denison can earn an initial 51% interest in the project by spending CAD$200,000 by December 31, 2017 and it can increase its interest to 75% by spending an additional CAD$500,000 by December 31, 2020. As at December 31, 2017, the Company has spent CAD$551,000 under the option and has earned a 51% interest in the project.

Moore Lake

In June 2016, the Company recognized an impairment charge of $2,174,000 based on the terms of an announced agreement to option its 100% interest in the Moore Lake property to Skyharbour Resources Ltd (“Skyharbour”) in exchange for cash, stock and exploration spending commitments. The remaining recoverable amount for the property was estimated to be CAD$1,700,000 and was based on a market-based fair value less costs of disposal assessment of the share and cash consideration to be received by the Company under the terms of the option.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

While the fair value of the share consideration to be received was determined from observable inputs, the fair value of the cash consideration was not and, as such, management classified the fair value determination within Level 2 of the fair value hierarchy.

In August 2016, the Company closed the option agreement with Skyharbour. On closing, Denison received 4,500,000 common shares of Skyharbour and recognized a recovery of $1,242,000 (CAD$1,620,000). To complete the option, Skyharbour is required to make staged cash payments of CAD$500,000 in aggregate over the next five years and spend CAD$3,500,000 in exploration expenditures on the property over the same five year period.

In April 2017, Denison received CAD$200,000 of cash consideration from Skyharbour under the terms of the option agreement and a recovery of $149,000 was recognized.

In June 2017, the Company recognized an impairment reversal of $246,000 for Moore Lake based on an update of the estimated recoverable amount remaining to be received under the option agreement.

Under the terms of the option agreement, Denison also maintains various back-in rights to re-acquire a 51% interest in the Moore Lake property and is entitled to nominate a member to Skyharbour’s Board of Directors as long as Denison maintains a minimum ownership position of 5%. As at December 31, 2017, Denison’s ownership interest in Skyharbour is approximately 10.00% (December 31, 2016: 11.35%).

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property, located in the southwestern portion of the Athabasca Basin region in northern Saskatchewan, from ALX Uranium Corp (“ALX”).

Under the terms of the agreement, Denison issued 7,500,000 common shares with a value of $2,854,000 (CAD$3,825,000) in exchange for an immediate 80% interest in the property. ALX retained a 20% interest in the property and Denison has agreed to fund ALX’s share of the first CAD$12,000,000 in expenditures. Denison has also agreed to a work commitment of CAD$3,000,000 over 3 years – should Denison not meet this commitment, Denison’s interest in the property will decrease from 80% to 75% and ALX’s interest will increase from 20% to 25%.

In November 2016, Denison also purchased the Coppin Lake property from Areva Resources Canada Inc (now known as Orano Canada Inc.) and UEX Corporation for cash payments of $26,000 (CAD$35,000) and a 1.5% net smelter royalty. Under the terms of the Hook Carter agreement, Denison and ALX have elected to have these claims form part of the Hook Carter property and ALX’s interest in these claims will be the same as its interest in Hook Carter.

As at December 31, 2017, the Company has spent CAD$2,108,000 towards the 3 year work commitment.

Other Properties

In 2016, due to the Company’s intention to let claims on one of its Canadian properties lapse in the normal course and to not carry out the required exploration programs or make deficiency deposit payments needed to maintain the claims, the Company has recognized impairment charges of $79,000 to reduce the carrying value of the property to $nil. The $nil recoverable amount of the property is based on a market-based fair value less costs of disposal assessment using unobservable inputs and, as such, it is classified within Level 3 of the fair value hierarchy.

Africa Mining Segment - Mali, Namibia and Zambia

Prior to June 2016, the Company had mineral property interests in Africa which included a 100% interest in the Falea project in Mali, a 90% interest in the Dome project in Namibia and a 100% interest in the Mutanga project in Zambia.

In June 2016, the Company divested its mineral property assets in Africa as part of the sale of the Africa Mining Division to GoviEx (see note 5).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Asia Mining Segment - Mongolia

Prior to November 2015, the Company had an 85% interest in and was the managing partner of the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia (which included the Hairhan and Haraat deposits and the Hairhan, Haraat, Gurvan Saihan and Ulzit exploration licenses).

In November 2015, the Company divested its mineral property assets in Mongolia as part of the sale of the Mongolia Mining Division to Uranium Industry (see note 5).

13. DEFERRED REVENUE

The deferred revenue balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred revenue – toll milling	$29,679	$-
	$29,679	$-

Deferred revenue-by balance sheet presentation:
Current	$2,498	$-
Non-current	27,181	-
	$29,679	$-

The deferred revenue liability continuity summary is as follows:

(in thousands)	2017

Balance-January 1	$-
Proceeds of APG Arrangement, net
Upfront proceeds	32,860
Less: toll milling cash receipts from July 1, 2016 to January 31, 2017	(2,659)
Revenue earned during the period	(2,114)
Foreign exchange	1,592
Balance-December 31	$29,679

Arrangement with Anglo Pacific Group PLC

On February 13, 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $32,860,000 (CAD$43,500,000) in exchange for its right to receive future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The Company has reflected payments made to APG of $2,659,000 (CAD$3,520,000), representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $30,201,000 (CAD$39,980,000) at the transaction date.

The Company’s share of toll milling revenue for January 2017, prior to the closing of the transaction with APG, of $444,000 has been recognized as toll milling revenue in the quarter ending March 31, 2017. Following the closing of the APG Arrangement, the Company recognized $2,114,000 in additional toll milling revenue from the draw-down of deferred revenue, based on the receipt of CAD$4,770,000 in toll milling cash receipts.

In connection with the closing of the APG Arrangement, Denison reimbursed APG for $100,000 in due diligence costs and granted 1,673,077 share purchase warrants to APG in satisfaction of a $333,000 (CAD$435,000) arrangement fee payable. The fair value of the warrants was determined using the Black-Scholes option pricing model with the following assumptions: risk-free rate of 0.91%, expected stock price volatility of 51.47%, expected life of 3.0 years and expected dividend yield of nil$.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The warrants have an exercise price of CAD$1.27 per share and will be exercisable for a period of 3 years from the date of closing of the financing (see note 19). In addition, the terms of the 2016 BNS Letters of Credit Facility between BNS and Denison were amended to reflect certain changes required to facilitate an Intercreditor Agreement between APG, BNS and Denison (see note 16).

14. POST-EMPLOYMENT BENEFITS

The Company provides post-employment benefits for former Canadian employees who retired on immediate pension prior to 1997. The post-employment benefits provided include life insurance and medical and dental benefits as set out in the applicable group policies, but does not include pensions. No post-employment benefits are provided to employees outside the employee group referenced above. The post-employment benefit plan is not funded.

The effective date of the most recent actuarial valuation of the accrued benefit obligation is October 1, 2016. The amount accrued is based on estimates provided by the plan administrator which are based on past experience, limits on coverage as set out in the applicable group policies and assumptions about future cost trends. The significant assumptions used in the most recent valuation are listed below:

●
Discount rate of 3.10%;
●
Medical cost increase trend rates of 7.00% per year in 2017, grading down by 0.125% per year to 4.625% in 2036 and using a rate at 4.00% per year thereafter; and
●
Dental cost increase trend rates of 4.00% per year for ten years, followed by 3.50% for the next ten years and 3.00% per year thereafter.

The post-employment benefits balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Accrued benefit obligation	$1,886	$1,832
	$1,886	$1,832

Post-employment benefits -by duration:
Current	$199	$186
Non-current	1,687	1,646
	$1,886	$1,832

The post-employment benefits continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$1,832	$2,389
Accretion	57	82
Benefits paid	(130)	(137)
Experience loss (gain) adjustment	-	(580)
Foreign exchange	127	78
Balance-December 31	$1,886	$1,832

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

15. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Reclamation obligations -by location:
Elliot Lake	$13,368	$12,470
McClean and Midwest Joint Ventures	9,339	8,479
Other	17	16
	$22,724	$20,965

Reclamation obligations -by duration:
Current	$653	$810
Non-current	22,071	20,155
	$22,724	$20,965

The reclamation obligations continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$20,965	$19,460
Accretion	999	903
Expenditures incurred	(754)	(502)
Liability adjustments-income statement (note 22)	56	461
Liability adjustments-balance sheet (note 12)	(20)	50
Foreign exchange	1,478	593
Balance-December 31	$22,724	$20,965

Site Restoration: Elliot Lake

The Elliot Lake uranium mine was closed in 1992 and capital works to decommission this site were completed in 1997. The remaining provision is for the estimated cost of monitoring the Tailings Management Areas at the Denison and Stanrock sites and for treatment of water discharged from these areas. The Company conducts its activities at both sites pursuant to licenses issued by the Canadian Nuclear Safety Commission (“CNSC”). The above accrual represents the Company’s best estimate of the present value of the total future reclamation cost based on assumptions as to levels of treatment, which will be required in the future, discounted at 4.62% (2016: 4.61%). As at December 31, 2017, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $26,147,000 (CAD$32,803,000) (December 31, 2016: $24,254,000 (CAD$32,564,000)). Revisions to the reclamation liability for Elliot Lake are recognized in the income statement as there is no net reclamation asset associated with this site.

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 11).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

The McClean Lake and Midwest operations are subject to environmental regulations as set out by the Saskatchewan government and the CNSC. Cost estimates of the estimated future decommissioning and reclamation activities are prepared periodically and filed with the applicable regulatory authorities for approval. The above accrual represents the Company’s best estimate of the present value of the future reclamation cost contemplated in these cost estimates discounted at 4.62% (2016: 4.61%). As at December 31, 2017, the undiscounted amount of estimated future reclamation costs, in current year dollars, is $18,182,000 (CAD$22,810,000) (December 31, 2016: $16,774,000 (CAD$22,522,000)). The majority of the reclamation costs are expected to be incurred between 2037 and 2055.

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan. As at December 31, 2017, the Company has in place irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of the Environment, totalling CAD$24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER LIABILITIES

The other liabilities balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Debt obligations	$-	$276
Unamortized fair value of toll milling contracts	-	674
Flow-through share premium obligation (note 18)	3,057	1,803
	$3,057	$2,753

Other liabilities-by duration:
Current	$3,057	$2,123
Non-current	-	630
	$3,057	$2,753

The debt obligations continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$276	$300
New issuances	-	312
Repayments	(282)	(348)
Foreign exchange	6	12
Balance-December 31	$-	$276

Unamortized fair values of toll milling contracts are amortized to revenue on a pro-rata basis over the estimated volume of the applicable contract. In February 2017, in conjunction with the APG Arrangement, the Company extinguished the remaining unamortized fair value of its toll milling contract liabilities and recognized a gain of $679,000 as a component of “Other income (expense)” – see note 22.

Letters of Credit Facility

In 2017, the Company had a facility in place with the Bank of Nova Scotia for credit of up to CAD$24,000,000 with a one year term and a maturity date of January 31, 2018 (the “2017 facility”). Use of the 2017 facility is restricted to non-financial letters of credit in support of reclamation obligations.

The 2017 facility contains a covenant to maintain a level of tangible net worth greater than or equal to the sum of $150,000,000 and a pledge of CAD$9,000,000 in restricted cash and investments as collateral for the facility (see note 11). As additional security for the 2017 facility, DMC has provided an unlimited full recourse guarantee and a pledge of all of the shares of DMI. DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects subject to an allowance to sell the Cigar Lake toll milling revenue stream. The 2017 facility is subject to letter of credit fees of 2.40% (0.40% on the first CAD$9,000,000) and standby fees of 0.75%.

At December 31, 2017, the Company was in compliance with its 2017 facility covenants and CAD$24,000,000 of the 2017 facility was being utilized as collateral for certain letters of credit (December 31, 2016 - CAD$24,000,000). During 2017 and 2016, the Company incurred letter of credit and standby fees of $317,000 and $363,000, respectively.

The Company has entered into an agreement with the Bank of Nova Scotia to amend the terms of the 2017 facility to extend the maturity date to January 31, 2019 (see note 28).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

17. INCOME TAXES

The income tax recovery balance from continuing operations consists of:

(in thousands)	2017	2016

Deferred income tax:
Origination of temporary differences	$1,211	$922
Tax benefit-previously unrecognized tax assets	2,482	3,016
Prior year over (under) provision	(55)	17
	3,638	3,955
Income tax recovery	$3,638	$3,955

The Company operates in multiple industries and jurisdictions, and the related income is subject to varying rates of taxation. The combined Canadian tax rate reflects the federal and provincial tax rates in effect in Ontario, Canada for each applicable year. A reconciliation of the combined Canadian tax rate to the Company’s effective rate of income tax is as follows:

(in thousands)	2017	2016

Loss before taxes from continuing operations	$(17,725)	$(15,654)
Combined Canadian tax rate	26.50%	26.50%
Income tax recovery at combined rate	4,697	4,148

Difference in tax rates	1,531	9,679
Non-deductible amounts	(1,624)	(6,523)
Allowable capital loss on disposal of subsidiary	-	1,397
Non-taxable amounts	1,377	1,381
Previously unrecognized deferred tax assets (1)	2,482	3,016
Renunciation of tax attributes-flow through shares	(2,187)	(667)
Change in deferred tax assets not recognized	(2,811)	(8,618)
Prior year over (under) provision	(55)	17
Other	228	125
Income tax recovery	$3,638	$3,955

(1)
The Company has recognized certain previously unrecognized Canadian tax assets in 2017 and 2016 as a result of the renunciation of certain tax benefits to subscribers pursuant to its May 2016 CAD$12,405,000 and May 2015 CAD$15,000,000 flow-through share offerings.

The deferred income tax assets (liabilities) balance reported on the balance sheet is comprised of the temporary differences as presented below:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred income tax assets:
Property, plant and equipment, net	$779	$662
Post-employment benefits	492	480
Reclamation obligations	6,613	6,120
Other liabilities	-	177
Tax loss carry forwards	9,340	8,781
Other	5,700	4,530
Deferred income tax assets-gross	22,924	20,750
Set-off against deferred income tax liabilities	(22,924)	(20,750)
Deferred income tax assets-per balance sheet	$-	$-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Deferred income tax liabilities:
Inventory	$(591)	$(554)
Investments	(519)	(274)
Investments in associates	11	(60)
Property, plant and equipment, net	(35,106)	(33,949)
Other	(901)	(934)
Deferred income tax liabilities-gross	(37,106)	(35,771)
Set-off of deferred income tax assets	22,924	20,750
Deferred income tax liabilities-per balance sheet	$(14,182)	$(15,021)

The deferred income tax liability continuity summary is as follows:

(in thousands)	2017	2016

Balance-January 1	$(15,021)	$(16,465)
Recognized in income (loss)	3,638	3,955
Recognized in comprehensive income (loss)	-	(152)
Recognized in other liabilities (flow-through shares)	(1,828)	(1,836)
Other, including foreign exchange gain (loss)	(971)	(523)
Balance-December 31	$(14,182)	$(15,021)

Management believes that it is not probable that sufficient taxable profit will be available in future years to allow the benefit of the following deferred tax assets to be utilized:

	At December 31	At December 31
(in thousands)	2017	2016

Deferred income tax assets not recognized
Investments	$-	$-
Property, plant and equipment	6,753	4,974
Tax losses – capital	53,217	27,544
Tax losses – operating	21,944	19,833
Tax credits	897	860
Other deductible temporary differences	658	582
Deferred income tax assets not recognized	$83,469	$53,793

A geographic split of the Company’s tax losses and tax credits not recognized and the associated expiry dates of those losses and credits is as follows:

	Expiry	At December 31	At December 31
(in thousands)	Date	2017	2016

Tax losses - gross
Canada	2025-2037	$117,210	$107,337
Tax losses - gross		117,210	107,337
Tax benefit at tax rate of 25% - 27%		31,284	28,614
Set-off against deferred tax liabilities		(9,340)	(8,781)
Total tax loss assets not recognized		$21,944	$19,833

Tax credits
Canada	2025-2035	897	860
Total tax credit assets not recognized		$897	$860

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

18. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands except share amounts)	Shares

Balance-January 1, 2016	518,438,669	$1,130,779
Issued for cash:
Share issue proceeds	15,127,805	9,444
Share issue costs	-	(603)
Acquisition of Hook Carter (note 12)	7,500,000	2,854
Flow-through share premium liability	-	(1,843)
Share cancellations	(344,109)	-
	22,283,696	9,852
Balance-December 31, 2016	540,722,365	$1,140,631

Issued for cash:
Share issue proceeds	18,337,000	14,806
Share issue costs	-	(851)
Share option exercises	128,873	70
Share option exercises-fair value adjustment	-	110
Flow-through share premium liability	-	(2,839)
Share cancellations	(5,029)	-
	18,460,844	11,296
Balance-December 31, 2017	559,183,209	$1,151,927

New Issues

In May 2016, the Company completed a private placement of 15,127,805 flow-through common shares at a price of CAD$0.82 per share for gross proceeds of $9,444,000 (CAD$12,405,000). The income tax benefits of this issue were renounced to subscribers with an effective date of December 31, 2016. The related flow-through share premium liability is included as a component of other liabilities on the balance sheet at December 31, 2016 and was extinguished during 2017 (see note 16).

In March 2017, Denison completed a private placement of 18,337,000 shares of Denison for gross proceeds of $14,806,000 (CAD$20,000,290). The aggregate share offering was comprised of the following three elements: (1) a “Common Share” offering which consisted of 5,790,000 common shares of Denison at a price of CAD$0.95 per share for gross proceeds of CAD$5,500,500; (2) a “Tranche A Flow-Through” offering which consisted of 8,482,000 flow-through shares at a price of CAD$1.12 per share for gross proceeds of CAD$9,499,840; and (3) a “Tranche B Flow-Through” offering which consisted of 4,065,000 flow-through shares at a price of CAD$1.23 per share for gross proceeds of CAD$4,999,950. The income tax benefits of the flow-through elements of this issue were renounced to subscribers with an effective date of December 31, 2017. The related flow-through share premium liabilities are included as a component of other liabilities on the balance sheet at December 31, 2017 and will be extinguished during 2018 when the tax benefit is renounced to the shareholders (see note 16).

Acquisition Related Issues

In November 2016, the Company issued 7,500,000 shares at a value of $2,854,000 (CAD$3,825,000) to acquire an 80% interest in the Hook Carter property (see note 12).

Share Cancellations

In June 2016, 147,481 shares were cancelled in connection with the June 2014 acquisition of International Enexco Limited (“IEC”). IEC shareholders were entitled to exchange their IEC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In June 2016, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

In December 2016, 196,628 shares were cancelled in connection with the December 2006 acquisition of Denison Mines Inc (“DMI”). DMI shareholders were entitled to exchange their DMI shares for shares of Denison according to the share exchange ratio established for the acquisition. In December 2016, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

In January 2017, 5,029 shares were cancelled in connection with the January 2014 acquisition of the minority interest of Rockgate Capital Corp (“RCC”). RCC shareholders were entitled to exchange their RCC shares for shares of Denison in accordance with the share exchange ratio established for the acquisition. In January 2017, this right expired and the un-exchanged shares for which shareholders had not elected to exercise their exchange rights were subsequently cancelled.

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at December 31, 2017, the Company estimates that it has satisfied its obligation to spend CAD$12,405,000 on eligible exploration expenditures as a result of the issuance of flow-through shares in May 2016. The Company renounced the income tax benefits of this issue in February 2017, with an effective date of renunciation to its subscribers of December 31, 2016. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery in 2017 (see note 17).

As at December 31, 2017, the Company estimates that it incurred CAD$1,976,000 of expenditures towards its obligation to spend CAD$9,499,840 on eligible exploration expenditures as a result of the issuance of Tranche A flow-through shares in March 2017.

As at December 31, 2017, the Company has not incurred any expenditures towards its obligation to spend CAD$4,999,950 on eligible exploration expenditures as a result of the issuance of Tranche B flow-through shares in March 2017.

19. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands except share amounts)	Share (CAD$)	Issuable	Amount

Balance-December 31, 2016	$-	-	$-

February 2017 warrants issued	1.27	1,673,077	333
Balance-December 31, 2017	$1.27	1,673,077	$333

The February 2017 warrants were issued in conjunction with the APG Arrangement (see note 13) and expire on February 14, 2020.

20. STOCK OPTIONS

The Company’s stock-based compensation plan (the “Plan”) provides for the granting of stock options up to 10% of the issued and outstanding common shares at the time of grant, subject to a maximum of 39,670,000 common shares. As at December 31, 2017, an aggregate of 19,209,350 options have been granted (less cancellations) since the Plan’s inception in 1997.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Under the Plan, all stock options are granted at the discretion of the Company’s board of directors, including any vesting provisions if applicable. The term of any stock option granted may not exceed ten years and the exercise price may not be lower than the closing price of the Company’s shares on the last trading day immediately preceding the date of grant. In general, stock options granted under the Plan have five year terms and vesting periods up to 24 months.

A continuity summary of the stock options of the Company granted under the Plan for 2017 is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD$)

Stock options outstanding - beginning of period	6,938,179	$1.06
Granted	6,459,400	0.85
Exercises (1)	(128,873)	0.70
Expiries	(1,300,556)	1.19
Forfeitures	(168,500)	0.71
Stock options outstanding - end of period	11,799,650	$0.94
Stock options exercisable - end of period	4,486,625	$1.12

(1)
The weighted average share price at the date of exercise was CAD$0.75.

A summary of the Company’s stock options outstanding at December 31, 2017 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD$)	(Years)	Shares	(CAD$)

Stock options outstanding
$ 0.50 to $ 0.99	3.90	8,789,650	$0.79
$ 1.00 to $ 1.19	2.19	1,265,000	1.09
$ 1.20 to $ 1.39	0.20	827,000	1.30
$ 1.40 to $ 1.99	1.18	918,000	1.82
Stock options outstanding - end of period	3.25	11,799,650	$0.94

Options outstanding at December 31, 2017 expire between March 2018 and March 2022.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the range of assumptions used in the model to determine the fair value of options granted:

	2017	2016

Risk-free interest rate	0.11% - 1.44%	0.57% - 0.69%
Expected stock price volatility	47.02% - 47.77%	43.07% - 43.98%
Expected life	3.4 to 3.5 years	3.4 to 3.6 years
Estimated forfeiture rate	2.94% - 4.14%	3.46% - 3.97%
Expected dividend yield	–	–
Fair value per share under options granted	CAD$0.21 - CAD$0.29	CAD$0.21 - CAD$0.22

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $969,000 for 2017 and $341,000 for 2016. At December 31, 2017, an additional $507,000 in stock-based compensation expense remains to be recognized up until March 2019.

21.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income balance consists of:

	At December 31	At December 31
(in thousands)	2017	2016

Cumulative foreign currency translation	$(48,454)	$(61,371)
Unamortized experience gain – post employment liability
Gross	786	786
Tax effect	(208)	(208)
Unrealized gains on investments
Gross	11	7
	$(47,865)	$(60,786)

22. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses for continuing operations are as follows:

(in thousands)	2017	2016

Cost of goods and services sold:
Operating Overheads:
Mining, other development expense	$(813)	$(689)
Milling, conversion expense	(2,993)	(2,414)
Less absorption:
-Mineral properties	39	39
Cost of services	(6,528)	(6,957)
Inventory-non cash adjustments	(119)	-
Cost of goods and services sold	(10,414)	(10,021)
Reclamation asset amortization	(146)	(140)
Reclamation liability adjustments (note 15)	(56)	(461)
Operating expenses	$(10,616)	$(10,622)

The components of other income (expense) for continuing operations are as follows:

(in thousands)	2017	2016

Gains (losses) on:
Disposal of property, plant and equipment	$21	$(162)
Investment fair value through profit (loss)	1,891	1,473
Extinguishment of toll milling contract liability (note 16)	679	-
Other	(381)	(405)
Other income (expense)	$2,210	$906

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The components of finance income (expense) for continuing operations are as follows:

(in thousands)	2017	2016

Interest income	$203	$177
Interest expense	(5)	(3)
Accretion expense-reclamation obligations	(999)	(903)
Accretion expense-post-employment benefits	(57)	(82)
Finance expense	$(858)	$(811)

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

(in thousands)	2017	2016

Continuing operations:
Operating expenses:
Mining, other development expense	$(5)	$(13)
Milling, conversion expense	(2,989)	(2,411)
Cost of services	(234)	(268)
Exploration and evaluation	(95)	(60)
General and administrative	(34)	(34)
Discontinued operations	-	(26)
Depreciation expense-gross	$(3,357)	$(2,812)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

(in thousands)	2017	2016

Continuing operations:
Salaries and short-term employee benefits	$(6,229)	$(6,200)
Share-based compensation	(969)	(341)
Termination benefits	(20)	(46)
Discontinued operations	-	(269)
Employee benefits expense-gross	$(7,218)	$(6,856)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

(in thousands)	2017	2016

Change in non-cash working capital items:
Trade and other receivables	$(1,251)	$2,519
Inventories	(312)	(67)
Prepaid expenses and other assets	(82)	13
Accounts payable and accrued liabilities	495	(724)
Change in non-cash working capital items	$(1,150)	$1,741

The supplemental cash flow disclosure required for the consolidated statements of cash flows is as follows:

(in thousands)	2017	2016

Supplemental cash flow disclosure:
Interest paid	$(5)	(3)
Income taxes paid	-	-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Mining segment, the Environmental Services segment and the Corporate and Other segment. The Mining segment has historically been further subdivided into geographic regions, being Canada, Africa and Asia, and includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Africa and Asia Mining segments were disposed of in 2016 and 2015 respectively and are reported under discontinued operations in the tables below (see note 5). The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

For the year ended December 31, 2017, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	2,558	7,130	1,397	11,085	-

Expenses:
Operating expenses	(4,088)	(6,357)	(171)	(10,616)	-
Exploration and evaluation	(12,834)	-	-	(12,834)	-
General and administrative	(12)	-	(5,846)	(5,858)	-
Impairment reversal (note 12)	246	-	-	246	-
	(16,688)	(6,357)	(6,017)	(29,062)	-
Segment income (loss)	(14,130)	773	(4,620)	(17,977)	-

Revenues – supplemental:
Environmental services	-	7,130	-	7,130	-
Management fees	-	-	1,397	1,397	-
Toll milling services	444	-	-	444	-
Toll milling services – deferred revenue	2,114	-	-	2,114	-
	2,558	7,130	1,397	11,085	-

Capital additions:
Property, plant and equipment	797	39	-	836	-

Long-lived assets:
Plant and equipment
Cost	78,560	3,455	234	82,249	-
Accumulated depreciation	(14,070)	(2,172)	(111)	(16,353)	-
Mineral properties	132,584	-	-	132,584	-
	197,074	1,283	123	198,480	-

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2016, reportable segment results were as follows:

(in thousands)	Canada Mining	DES	Corporate and Other	Total Continuing Operations	Total Discontinued Operations

Statement of Operations:
Revenues	4,598	7,751	1,484	13,833	-

Expenses:
Operating expenses	(3,665)	(6,669)	(288)	(10,622)	(64)
Exploration and evaluation	(11,196)	-	-	(11,196)	(74)
General and administrative	(17)	-	(4,403)	(4,420)	(280)
Impairment expense (note 12)	(2,320)	-	-	(2,320)	-
	(17,198)	(6,669)	(4,691)	(28,558)	(418)
Segment income (loss)	(12,600)	1,082	(3,207)	(14,725)	(418)

Revenues – supplemental:
Environmental services	-	7,751	-	7,751	-
Management fees	-	-	1,484	1,484	-
Toll milling services	4,598	-	-	4,598	-
	4,598	7,751	1,484	13,833	-

Capital additions:
Property, plant and equipment	3,909	135	-	4,044	78

Long-lived assets:
Plant and equipment
Cost	73,942	3,261	219	77,422	-
Accumulated depreciation	(10,680)	(1,858)	(71)	(12,609)	-
Mineral properties	123,169	-	-	123,169	-
	186,431	1,403	148	187,982	-

Revenue Concentration

The Company’s business from continuing operations is such that, at any given time, it sells its environmental and other services to a relatively small number of customers. During 2017, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 84% of total revenues consisting of 12%, 23% and 49% individually. During 2016, one customer from the corporate and other segment, one customer from the DES segment and one customer from the mining segment accounted for approximately 83% of total revenues consisting of 11%, 39% and 33% individually.

24.
RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC that was renewed in 2016 with an effective start date of April 1, 2016 and a term of three years. Under the current agreement, Denison receives the following fees from UPC: a) a base fee of CAD$400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of CAD$100 million and up to and including CAD$500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of CAD$500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following transactions were incurred with UPC for the periods noted:

(in thousands)	2017	2016

Management fees:
Base and variable fees	$1,108	$1,291
Discretionary fees	-	77
Commission fees	289	116
	$1,397	$1,484

At December 31, 2017, accounts receivable includes $383,000 (December 31, 2016: $160,000) due from UPC with respect to the fees and transactions indicated above.

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

In connection with KEPCO’s investment in Denison in June 2009, KEPCO and Denison were parties to a strategic relationship agreement. In December 2016, Denison was notified that KEPCO’s indirect ownership of Denison’s shares had been transferred from an affiliate of KEPCO to an affiliate of KEPCO’s wholly-owned subsidiary, KHNP. In September 2017, Denison and KHNP’s affiliate entered into an amended and restated strategic relationship agreement, in large part providing KHNP’s affiliate with the same same rights as those previously given to KEPCO under the prior agreement, including entitling KHNP’s affiliate to: (a) subscribe for additional common shares in Denison’s future public equity offerings; (b) a right of first opportunity if Denison intends to sell any of its substantial assets; (c) a right to participate in certain purchases of substantial assets which Denison proposes to acquire; and (d) a right to nominate one director to Denison’s board so long as its share interest in Denison is above 5.0%.

As at December 31, 2017, KEPCO, through its subsidiaries, including KHNP, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%.

KHNP, through its subsidiaries, is also the majority member of the Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property. At December 31, 2017, Denison holds a 60% interest in WLUC and a 64.22% interest in WLULP - the other 40% and 35.78% respective interests in these entities is held by KWULP. When a spending program is approved by the participants, each participant is required to fund these entities based upon its respective ownership interest or be diluted accordingly. Spending program approval requires 75% of the voting interest.

In January 2014, Denison agreed to allow KWULP to defer a decision regarding its funding obligation to WLUC and WLULP until September 30, 2015 and to not be immediately diluted as per the dilution provisions in the relevant agreements (“Dilution Agreement”). Instead, under the Dilution Agreement, dilution would be delayed until September 30, 2015 and then applied in each subsequent period, if applicable, in accordance with the original agreements. In exchange, Denison received authorization to approve spending programs on the property, up to an aggregate CAD$10,000,000, until September 30, 2016 without obtaining approval from 75% of the voting interest. Under subsequent amendments in December 2016 and January 2018, Denison and KWULP have agreed to extend Denison’s authorization under the Dilution Agreement to approve program spending up to an aggregate CAD$15,000,000 up to December 31, 2018.

In 2016, Denison funded 100% of the approved fiscal 2016 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 61.55% to 63.01% which has been accounted for using an effective date of August 31, 2016. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $589,000.

In 2017, Denison funded 100% of the approved fiscal 2017 program for Waterbury Lake and KWULP continued to dilute its interest in the WLULP. As a result, Denison increased its interest in the WLULP from 63.01% to 64.22%, in two steps, which has been accounted for using effective dates of May 31, 2017 and August 31, 2017. The increased ownership interest resulted in Denison recording its increased pro-rata share of the net assets of Waterbury Lake, the majority of which relates to an addition to mineral property assets of $600,000.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Other

During 2017, the Company incurred investor relations, administrative service fees and other expenses of $147,000 (2016: $140,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At December 31, 2017, an amount of $nil (December 31, 2016: $nil) was due to this company.

During 2017, the Company incurred office expenses of $46,000 (2016: $23,000) with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. At December 31, 2017, an amount of $nil (December 31, 2016: $6,000) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel includes the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

(in thousands)	2017	2016

Salaries and short-term employee benefits	$(1,348)	$(1,163)
Share-based compensation	(834)	(262)
Key management personnel compensation	$(2,182)	$(1,425)

25. CAPITAL MANAGEMENT AND FINANCIAL RISK

Capital Management

The Company’s capital includes cash, cash equivalents, investments in debt instruments and debt obligations. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient capital to maintain its ongoing operations, to provide returns for shareholders and benefits for other stakeholders and to pursue growth opportunities.

Planning, annual budgeting and controls over major investment decisions are the primary tools used to manage the Company’s capital. The Company’s cash is managed centrally and disbursed to the various regions and / or business units via a system of cash call requests which are reviewed by the key decision makers. Under the Company’s delegation of authority guidelines, significant debt obligations require the approval of both the CEO and the CFO before they are entered into.

The Company manages its capital by review of the following measure:

	At December 31	At December 31
(in thousands)	2017	2016

Net cash:
Cash and cash equivalents	$2,898	$11,838
Investments in debt instruments (note 9)	30,136	-
Debt obligations-current (note 16)	-	(276)
Net cash	$33,034	$11,562

Financial Risk

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and price risk.

(a)
Credit Risk

Credit risk is the risk of loss due to a counterparty’s inability to meet its obligations under a financial instrument that will result in a financial loss to the Company. The Company believes that the carrying amount of its cash and cash equivalents, trade and other receivables, investments in debt instruments and restricted cash and investments represents its maximum credit exposure.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The maximum exposure to credit risk at the reporting dates is as follows:

	At December 31	At December 31
(in thousands)	2017	2016

Cash and cash equivalents	$2,898	$11,838
Trade and other receivables	3,819	2,403
Investments in debt instruments	30,136	-
Restricted cash and investments	9,712	2,314
	$46,565	$16,555

The Company limits cash and cash equivalents, investment in debt instruments and restricted cash and investment risk by dealing with credit worthy financial institutions. The majority of the Company’s normal course trade and other receivables balance relates to a small number of customers whom have established credit worthiness with the Company through past dealings.

(b)
Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities as they become due. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there is sufficient committed capital to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, its financial covenants and its access to credit and capital markets, if required.

The maturities of the Company’s financial liabilities at December 31, 2017 are as follows:

(in thousands)	Within 1 Year	1 to 5 Years

Accounts payable and accrued liabilities	$4,588	$-
	$4,588	$-

(c)
Currency Risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. With the disposal of the Mongolian and African Mining Divisions in 2015 and 2016 respectively, the Company’s foreign exchange risk has decreased as the number of functional currencies in which it operates has also decreased. As at December 31, 2017, the Company predominantly operates in Canada and incurs the majority of its operating and capital costs in Canadian dollars. Some small foreign exchange risk exists from assets and liabilities that are denominated in a currency that is not the functional currency for the relevant subsidiary company but the risk is minimal.

Currently, the Company does not have any foreign exchange hedge programs in place and manages its operational foreign exchange requirements through spot purchases in the foreign exchange markets. The impact of the U.S dollar strengthening or weakening (by 10%) at December 31, 2017 against the Company’s foreign currencies, with all other variables held constant, is as follows:

	Dec.31’2017	Sensitivity
	Foreign	Foreign	Change in
	Exhange	Exchange	net income
(in thousands except foreign exchange rates)	Rate	Rate	(loss)
Currency risk
Canadian dollar (“CAD”) weakens	1.2545	1.3800	$884
Canadian dollar (“CAD”) strengthens	1.2545	1.1291	$(884)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

(d)
Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its liabilities through its outstanding borrowings, if any, and on its assets through its investments in debt instruments. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk.

(e)
Price Risk

The Company is exposed to equity price risk as a result of holding equity investments in other exploration and mining companies. The Company does not actively trade these investments. The sensitivity analysis below has been determined based on the exposure to equity price risk at December 31, 2017:

	Change in	Change in
	net income	Comprehensive
(in thousands)	(loss)	income (loss)

Equity price risk
10% increase in equity prices	$800	802
10% decrease in equity prices	(791)	(793)

Fair Value of Financial Instruments

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 - Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

During 2017, there were no transfers between levels 1, 2 and 3 and there were no changes in valuation techniques.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at December 31, 2017 and December 31, 2016:

	Financial	Fair	December 31,	December 31,
	Instrument	Value	2017	2016
(in thousands)	Category(1)	Hierarchy	Fair Value	Fair Value

Financial Assets:
Cash and equivalents	Category D		$2,898	$11,838
Trade and other receivables	Category D		3,819	2,403
Investments
Equity instruments (shares)	Category A	Level 1	2,238	1,228
Equity instruments (warrants)	Category A	Level 2	3,608	2,517
Equity instruments (shares)	Category B	Level 1	20	15
Debt instruments	Category A	Level 1	30,136	-
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category C		2,431	2,213
Credit facility pledged assets	Category C		7,174	-
Reclamation letter of credit collateral	Category C		107	101
			$52,431	$20,315

Financial Liabilities:
Account payable and accrued liabilities	Category E		4,588	4,141
Debt obligations	Category E		-	276
			$4,588	$4,417

 (1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Available for sale investments; Category C=Held to maturity investments; Category D=Loans and receivables; and Category E=Financial liabilities at amortized cost.

26. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

On December 12, 2017, the Company filed a Request for Arbitration between the Company and Uranium Industry under the Arbitration Rules of the London Court of International Arbitration (see note 5) in conjunction with the default of Uranium Industry’s obligations under the GSJV and Extension agreements. A response and counterclaim was submitted by Uranium Industry on February 14, 2018. The parties are currently working to appoint a chair of the arbitration panel.

General Legal Matters

The Company is involved, from time to time, in various legal actions and claims in the ordinary course of business. In the opinion of management, the aggregate amount of any potential liability is not expected to have a material adverse effect on the Company’s financial position or results.

Performance Bonds and Letters of Credit

In conjunction with various contracts, reclamation and other performance obligations, the Company may be required to issue performance bonds and letters of credit as security to creditors to guarantee the Company’s performance. Any potential payments which might become due under these items would be related to the Company’s non-performance under the applicable contract. As at December 31, 2017, the Company had: (a) outstanding letters of credit of CAD$24,135,000 for reclamation obligations of which CAD$24,000,000 is collateralized by the Company’s 2017 credit facility (see note 16) and the remainder is collateralized by cash (see note 11); and (b) outstanding performance bonds of CAD$463,000 as security for various contractual performance obligations.

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

Others

The Company has committed to payments under various operating leases and other commitments. Excluding spending amounts which may be required to maintain the Company’s mineral properties in good standing, the future minimum payments are as follows:

(in thousands)

2018	$188
2019	165
2020	159
2021	155
2022	92
2023 and thereafter	235
$994

27. INTEREST IN OTHER ENTITIES

The significant subsidiaries, associates and joint operations of the Company at December 31, 2017 are listed below.

	Place			2017
	Of	Entity	Ownership	Participating	Accounting
	Business	Type (1)	Interest (2)	Interest (3)	Method (4)
Subsidiaries
Denison Mines Inc.	Canada		100.00%	N/A	Consolidation
Denison AB Holdings Corp.	Canada		100.00%	N/A	Consolidation
Denison Waterbury Corp	Canada		100.00%	N/A	Consolidation
9373721 Canada Inc.	Canada		100.00%	N/A	Consolidation
Denison Mines (Bermuda) I Ltd	Bermuda		100.00%	N/A	Consolidation

Associates
GoviEx Uranium Inc.	Africa		18.72%	N/A	Equity Method

Joint Operations
Waterbury Lake Uranium Corp	Canada	JO-1	60.00%	100%	Voting Share
Waterbury Lake Uranium LP	Canada	JO-1	64.22%	100%	Voting Share
McClean Joint Venture Agreement	Canada	JO-2	22.50%	22.50%	Proportionate Share
Midwest Joint Venture Agreement	Canada	JO-2	25.17%	25.17%	Proportionate Share
Wheeler River	Canada	JO-2	63.30%	75.00%	Proportionate Share
Mann Lake	Canada	JO-2	30.00%	30.00%	Proportionate Share
Wolly	Canada	JO-2	21.89%	Nil%	Proportionate Share

 (1)
Joint operations are further subdivided into the following two entity types: JO-1=Joint Operations having joint control as defined by IFRS 11; and JO-2=Joint Operations not having joint control and beyond the scope of IFRS 11;
(2)
Ownership Interest represents Denison’s percentage ownership / voting interest in the entity or contractual arrangement;
(3)
Participating interest represents Denison’s percentage funding contribution to the particular joint operation arrangement. This percentage can differ from voting interest in instances where other parties to the arrangement have carried interests in the arrangement and / or are earning-in or diluting their voting interest in the arrangement; and
(4)
Voting share or proportionate share is where Denison accounts for its share of assets, liabilities, revenues and expenses of the arrangement in relation to its voting interest or participating interest, respectively.

WLUC and WLULP were acquired by Denison as part of the Fission Energy Corp acquisition in April 2013. Denison uses its voting interest to account for its share of assets, liabilities, revenues and expenses for these joint operations. In 2017, Denison funded 100% of the activities in these joint operations pursuant to the terms of an agreement that allows it to approve spending for the WLULP without having the required 75% of the voting interest (see note 24).

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS

28. SUBSEQUENT EVENTS

Bank of Nova Scotia Credit Facility Renewal

On January 19, 2018, the Company entered into an amending agreement with the Bank of Nova Scotia to extend the maturity date and the terms of the 2017 facility (see note 16). Under the 2018 facility amendment, the maturity date has been extended to January 31, 2019. All other terms of the 2018 facility (tangible net worth covenant, pledged cash, investments amounts and security for the facility) remain unchanged from those of the 2017 facility, and the Company continues to have access to credit up to CAD$24,000,000 the use of which is restricted to non-financial letters of credit in support of reclamation obligations (see note 15).

The 2018 facility remains subject to letter of credit and standby fees of 2.40% (0.40% on the first CAD$9,000,000) and 0.75% respectively.

Corporate Information

BOARD OF DIRECTORS

W. Robert Dengler
Ontario, Canada
Brian D. Edgar
British Columbia, Canada
Ron F. Hochstein
British Columbia, Canada
Kwang Hee Jeong
Gyeonggi-do, Korea
Lukas H. Lundin
Vaud, Switzerland
William A. Rand
British Columbia, Canada
Catherine J.G. Stefan
Ontario, Canada

OFFICERS

Lukas H. Lundin
Executive Chairman
David D. Cates
President and
Chief Executive Officer
Mac McDonald
Vice President, Finance
Chief Financial Officer
Peter Longo
Vice President, Project Development
Michael J. Schoonderwoerd
Vice President, Controller
Dale Verran
Vice President, Exploration
Amanda Willett
Corporate Counsel
& Corporate Secretary

OFFICES

Head Office
Denison Mines Corp.
1100 – 40 University Ave
Toronto, Ontario M5J 1T1
Telephone: 416-979-1991
Facsimile: 416-979-5893
www.denisonmines.com

Denison Mines Corp.
885 West Georgia Street, Suite 2000
Vancouver, British Columbia V6C 3E8
Telephone: 604-689-7842
Toll Free: 1-888-689-7842
Facsimile: 604-689-4250

Denison Mines Corp.
230 – 22nd Street East, Suite 200
Saskatoon, Saskatchewan S7K 0E9
Telephone: 306-652-8200
Facsimile: 306-652-8202

Denison Environmental Services
1 Horne Walk, Suite 200
Elliot Lake, Ontario P5A 2A5
Telephone: 705-848-9191
Facsimile: 705-848-5814
www.denisonenvironmental.com

STOCK EXCHANGE LISTINGS

The Toronto Stock Exchange (TSX)
Trading Symbol: DML

NYSE MKT LLC
Trading Symbol: DNN

SHARE REGISTRAR AND TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 8th Floor
Toronto, Ontario M5J 2Y1
Telephone: 1-800-564-6253

AUDITOR

PricewaterhouseCoopers LLP
PwC Tower
18 York Street, Suite 2600
Toronto, Ontario M5J 0B2
Telephone: 416-863-1133

ADDITIONAL INFORMATION

Further information about Denison is available by contacting Investor Relations at the head office listed above or by email to: info@denisonmines.com

Denison Mines Corp.
#1100—40 University Avenue
Toronto ON M5J 1T1
T 416 979 1991 F 416 979 5893
www.denisonmines.com

TSX: DML | NYSE American: DNN